Exhibit 99.2

Notice of Annual Meeting of Shareholders

You are invited to the Husky Energy Inc. Annual Meeting of Shareholders

When

Wednesday, May 7, 2014, 10:30 a.m. (Calgary time)

Where

Palomino Room, BMO Centre, 20 Roundup Way, S.E., Calgary, Alberta

Webcast

A live webcast of the meeting will be available at www.huskyenergy.com

Business of the Annual Meeting of Shareholders

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2013;

2.	To elect the Board of Directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation; and

4.	To transact such other business as may be properly brought before the Meeting, or any adjournment or adjournments thereof.

You have the Right to Vote

Only shareholders of record at the close of business on March 18, 2014 are entitled to notice of and to attend the Meeting, or any adjournment or adjournments thereof, and to vote thereat.

Important Information

Your participation at the Meeting is important. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed proxy and return it as soon as possible in the envelope provided for that purpose. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on May 5, 2014, or on the second last business day preceding any adjournment of the Meeting.

By Order of the Board of Directors

James D. Girgulis

Senior Vice President, General Counsel & Secretary

Calgary, Alberta, Canada

March 6, 2014

Management Information Circular

Table of Contents

VOTING QUESTIONS AND ANSWERS	1

PRINCIPAL HOLDERS OF VOTING SECURITIES	3

BUSINESS OF THE MEETING	3

CONSOLIDATED FINANCIAL STATEMENTS	3
ELECTION OF DIRECTORS	3
APPOINTMENT OF AUDITORS	24
OTHER MATTERS TO BE ACTED UPON	24

EXECUTIVE COMPENSATION	24

COMPENSATION DISCUSSION AND ANALYSIS	24
TOTAL COST OF COMPENSATION	32
COMPENSATION GOVERNANCE	32
PERFORMANCE GRAPH	33
SUMMARY COMPENSATION TABLE	34
OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	35
INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR	36
OPTIONS EXERCISED DURING THE YEAR	36
PENSION ALTERNATIVES PROGRAM	36
EMPLOYMENT AGREEMENTS	37
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	38

REPORTS OF COMMITTEES	39

AUDIT COMMITTEE REPORT	39
COMPENSATION COMMITTEE REPORT	42
CORPORATE GOVERNANCE COMMITTEE REPORT	43
HEALTH, SAFETY AND ENVIRONMENT COMMITTEE REPORT	44

ADDITIONAL INFORMATION	44

SCHEDULE A – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

APPENDIX 1 – BOARD OF DIRECTORS MANDATE

Husky Energy Inc.

Annual Meeting of Shareholders To Be Held on May 7, 2014

Management Information Circular

This Management Information Circular (Circular) is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. (Husky or the Corporation) for use at the annual meeting of the holders of common shares (the Common Shares) of the Corporation to be held on the 7th day of May, 2014 at 10:30 a.m. (Calgary time), or at any adjournment or adjournments thereof (the Meeting), for the purposes set forth in the Notice of Annual Meeting of Shareholders.

Enclosed with this Circular is a form of proxy (Proxy) for use at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy. Concurrently with the mailing of this Circular to shareholders, a copy of the Corporation’s 2013 Annual Report, containing the consolidated financial statements of the Corporation that will be presented at the Meeting, is being mailed separately to shareholders.

The information contained in this Circular is given as of the 6th day of March, 2014, except where otherwise indicated.

Voting Questions and Answers

Am I entitled to vote?

You are entitled to vote if you were a holder of Common Shares as of the close of business on March 18, 2014. Each Common Share entitles the holder to one vote.

What am I voting on?

You are voting on the following business matters that are to be addressed at the Meeting:

•	the election of directors to the Board of Directors of the Corporation to serve until the close of the next annual meeting of shareholders; and

•	the appointment of KPMG LLP as auditors of the Corporation, to serve until the close of the next annual meeting.

How many votes are required to pass a matter on the agenda?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters to be addressed at the Meeting.

What if amendments are made to these matters or if other matters are brought before the Meeting?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a Proxy, the person named in the Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of the Annual Meeting of Shareholders and on other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Proxy will vote on them in accordance with their best judgment.

Who is soliciting my Proxy?

The management of Husky is soliciting your Proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation, including the cost of delivery of this Circular to beneficial shareholders.

How do I vote?

There are two ways you can vote your Common Shares if your Common Shares are registered in your name. You may vote in person at the Meeting or you may complete, sign and return the enclosed Proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Common Shares at the Meeting.

If your Common Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution) you should have received a request for voting instructions (Voting Instruction Form) from your nominee. Please note that Husky has limited access to the names of its non-registered shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Meeting. Please register with the Corporation’s transfer agent, Computershare Trust Company of Canada (Computershare), upon arrival at the Meeting. If you do not intend to attend the Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone, internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided.

When do I need to return my completed Proxy?

If you desire to be represented by a person other than yourself you must deposit your completed Proxy with Computershare by no later than 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on May 5, 2014, or on the second last business day preceding any adjournment or adjournments of the Meeting.

Who votes my Common Shares and how will they be voted if I return a Proxy?

By properly completing and returning a Proxy, you are authorizing the person(s) named in the Proxy to attend the Meeting and to vote your Common Shares. You can use the enclosed Proxy, or any other proper Proxy, to appoint your proxyholder.

The Common Shares represented by your Proxy must be voted as you instruct in the Proxy. If you properly complete and return your Proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

•	FOR the individual election of those nominees set out in this Circular as directors; and

•	FOR the appointment of KPMG LLP, as the auditors of the Corporation.

Can I appoint someone other than the individuals named in the enclosed Proxy to vote my Common Shares?

Yes, you have the right to appoint another person of your choice, who need not be a shareholder, to attend and vote on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed Proxy, then strike out those printed names appearing on the Proxy and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare.

What if my Common Shares are registered in more than one name or in the name of a company?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Proxy.

Can I revoke a proxy or voting instruction?

If you are a registered shareholder and have returned a Proxy, you may revoke it at any time prior to the exercise thereof by:

(a)	completing and signing another Proxy bearing a later date, and delivering it to Computershare at the address specified above at any time up to 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on May 5, 2014, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or

(b)	delivering a written statement, signed by you or your authorized attorney to Computershare, at any time up to 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on May 5, 2014, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

If you have returned a Proxy and then attend personally at the Meeting you should, on arrival at the Meeting, contact a representative of Computershare to revoke the Proxy and vote in person.

How many Common Shares are entitled to vote?

As of February 28, 2014, there were 983,491,183 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 18, 2014.

What if the ownership of my Common Shares has been transferred after March 18, 2014?

Any transferee or person acquiring Common Shares after March 18, 2014 may, on proof of ownership of Common Shares, demand of Computershare, not later than 10 days before the Meeting, that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

What if I have other questions?

If you have any questions regarding the Meeting or require any assistance in completing the Proxy, please contact Husky’s transfer agent, Computershare at: Computershare Shareholder Services, 1-800-564-6253 in Canada or the United States, or outside of Canada or the United States at 1-514-982-7555.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Corporation, as at February 28, 2014, no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation, other than as set forth below:

Name	Number of Common Shares		Percentage of Common Shares
L.F. Investments S.à r.l.	349,869,015	(1)	35.57%

Hutchison Whampoa Europe Investments S.à r.l.	334,141,932	(2)	33.98%

NOTES:

(1)	L.F. Investments S.à r.l. is indirectly wholly-owned by a trust of which members of Mr. Li Ka-shing’s family are discretionary beneficiaries, and is indirectly controlled by the trust through the trust’s ownership of voting shares.
(2)	Hutchison Whampoa Europe Investments S.à r.l. is 100% indirectly owned by Hutchison Whampoa Limited of which Mr. Li Ka-shing is the Chairman. Mr. Li Ka-shing holds an indirect 2.84% interest and trusts of which members of Mr. Li’s family are discretionary beneficiaries hold an indirect 40.43% interest in Cheung Kong (Holdings) Limited, which holds an indirect 49.9% interest in Hutchison Whampoa Limited.

Business of the Meeting

Consolidated Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2013 and the Auditor’s Report for these statements will be received at the Meeting. These statements and the Auditor’s Report are contained in the 2013 Annual Report of the Corporation, which is made available to each shareholder entitled to receive a copy of the Notice of Annual Meeting of Shareholders and this Circular.

Election of Directors

At the Meeting, it is proposed that 15 directors be elected to serve until the next annual meeting of shareholders or until their successors are elected or appointed. The Corporation’s Articles provide that the Corporation is to have a minimum of three directors and a maximum of 18. Pursuant to the Business Corporations Act (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

The name of each of the persons proposed to be nominated for election as a director, their biography for at least the five preceding years, the approximate number of Common Shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly as of December 31, 2013 and the approximate number of deferred share units (DSUs) held as of December 31, 2013 is set out below. The information contained herein is based upon information furnished by the respective nominees.

Management and the Board of Directors recommend that shareholders vote FOR the election of these nominees as directors. Unless authority to do so is withheld, the persons named in the enclosed Proxy intend to vote FOR these nominees.

Management does not contemplate that any of these nominees will be unable to serve as a director. However, should that occur for any reason, the persons named in the Proxy have the right to vote for another nominee in their discretion, unless the shareholder has directed that the Common Shares be withheld from voting in the election of directors. Each director elected will hold office until the close of the next annual meeting of the Corporation, or until his or her successor is elected or appointed.

Li, Victor T.K. (Non-Independent) Hong Kong Special Administrative Region Age: 49 Co-Chair and Director since August 25, 2000 Common Shares: nil DSUs: nil

Mr. Li is Managing Director, Deputy Chairman and the Chairman of the Executive Committee of Cheung Kong (Holdings) Limited (a public investment holding and project management company).

Mr. Li is also Deputy Chairman and Executive Director of Hutchison Whampoa Limited (an investment holding company); Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited (an infrastructure company) and of CK Life Sciences Int’l., (Holdings) Inc. (a biotechnology company); a Non-Executive Director of Power Assets Holdings Limited (a holding company) (re-designated from an Executive Director to a Non-Executive Director since January, 2014); and a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Li is also the Deputy Chairman of Li Ka Shing Foundation Limited, Li Ka Shing (Overseas) Foundation and Li Ka Shing (Canada) Foundation.

Mr. Li is a member of the Standing Committee of the 12th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China and he is also a member of the Council for Sustainable Development of the Hong Kong Special Administrative Region and Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Li is the Honorary Consul of Barbados in Hong Kong.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering, both received from Stanford University in 1987. He obtained an honorary degree, Doctor of Laws, honoris causa (LL.D.) from The University of Western Ontario in 2009.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	—	—	120,000	—	—	120,000

2012	120,000	—	—	120,000	—	—	120,000

2011	108,333	—	—	108,333	—	—	108,333

Fok, Canning K.N. (Non-Independent) Hong Kong Special Administrative Region Age: 62 Co-Chair and Chair of the Compensation Committee Director since August 25, 2000 Common Shares: 250,000 DSUs: nil

Mr. Fok is Group Managing Director and an Executive Director of Hutchison Whampoa Limited.

Mr. Fok is Chairman and a Director of Hutchison Harbour Ring Limited, Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, Power Assets Holdings Limited, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments and HK Electric Investments Limited. Mr. Fok is Deputy Chairman and an Executive Director of Cheung Kong Infrastructure Holdings Limited, a Non-Executive Director of Cheung Kong (Holdings) Limited and Alternate Director to a Director of Hutchison Telecommunications Hong Kong Holdings Limited. Mr. Fok was also Chairman and a Director of Partner Communications Company Ltd. from 1998 to 2009 and Chairman and Non-Executive Director of Hutchison Telecommunications International Limited from 2004 to 2010.

Mr. Fok obtained a Bachelor of Arts degree from St. John’s University, Minnesota in 1974 and a Diploma in Financial Management from the University of New England, Australia in 1976. He has been a member of the Institute of Chartered Accountants in Australia since 1979.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	10,000	—	130,000	—	—	130,000

2012	120,000	10,000	—	130,000	—	—	130,000

2011	108,333	9,000	—	117,333	—	—	117,333

Bradley, Stephen E. (Independent) Beijing Age: 55 Member of the Corporate Governance Committee Director since July 27, 2010 Common Shares: 10,000 DSUs: nil

Mr. Bradley is a Director of Broadlea Group Ltd., Vice Chairman, Beijing Uni-Alliance Property Development Co. Ltd, Senior Consultant, ICAP (Asia Pacific) Ltd. and a Director of Swire Properties Ltd. (Hong Kong).

Mr. Bradley entered the British Diplomatic Service in 1981 and served in various capacities including Director of Trade & Investment Promotions (Paris) from 1999 to 2002; Minister, Deputy Head of Mission & Consul-General (Beijing) from 2002 to 2003 and HM Consul-General (Hong Kong) from 2003 to 2008. Mr. Bradley also worked in the private sector as Marketing Director, Guinness Peat Aviation (Asia) 1987 to 1988 and Associate Director, Lloyd George Investment Management (now part of BMO Global Asset Management) 1993 to 1995. Mr. Bradley retired from the Diplomatic Service in 2009.

Mr. Bradley obtained a Bachelor of Arts degree from Balliol College, Oxford University in 1980 and a post-graduate diploma from Fudan University, Shanghai in 1981.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	—	5,000	125,000	—	—	125,000

2012	120,000	—	5,000	125,000	—	—	125,000

2011	108,333	—	3,333	111,666	—	—	111,666

Ghosh, Asim (Non-Independent, Management) Alberta, Canada Age: 66 President & Chief Executive Officer Director since May 1, 2009 Common Shares: 62,012 DSUs: nil

Mr. Ghosh was appointed the President & Chief Executive Officer of Husky on June 1, 2010. Prior thereto Mr. Ghosh was the Managing Director and Chief Executive Officer of Vodafone India Limited (formerly Vodafone Essar Limited) (a telecommunications company) until March 2009.

Mr. Ghosh began his career with Procter & Gamble in Canada in 1971 and subsequently worked with Rothmans International in what was then its Carling O’Keefe subsidiary from 1980 to 1988, his last position being Senior Vice President of the brewery operations. In 1989, Mr. Ghosh moved to India as the Chief Executive Officer of the Pepsi Foods (Frito Lay) start up in India. From 1991 to 1998 he held senior executive positions and then the position of Chief Executive Officer of the A S Watson Industries subsidiary (a manufacturer of consumer goods) of Hutchison Whampoa Ltd. In August 1998, he became Managing Director and Chief Executive Officer of the company that would become Vodafone India Limited.

Mr. Ghosh was Chairman of the Cellular Operators Association of India and of the National Telecom Committee of the Confederation of Indian Industries. He is an independent Director of Kotak Mahindra Bank Limited, a listed bank in India, and was on the Board of Directors of Vodafone India Limited until February 2010. Mr. Ghosh is also a Director of Li Ka Shing (Canada) Foundation and a member of the Board of Directors of the Canadian Council of Chief Executives.

Mr. Ghosh obtained an undergraduate degree in Electrical Engineering from the Indian Institute of Technology in 1969 and received a Master’s degree in Business Administration from the Wharton School, University of Pennsylvania in 1971.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees (1) ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	—	—	—	—	—	—	—

2012	—	—	—	—	—	—	—

2011	28,333	—	—	28,333	—	—	28,333

NOTE:

(1)	The fees paid to Mr. Ghosh for services as a director are included in the Summary Compensation Table for Named Executive Officers. Effective April 27, 2011, Mr. Ghosh no longer receives director fees.

Glynn, Martin J.G.

(Independent)

British Columbia,

Canada

Age: 62

Chair of the Corporate Governance Committee and Member of the Compensation Committee

Director since August 25, 2000

Common Shares: 464

DSUs: 12,384

Mr. Glynn is a Director of VinaCapital Vietnam Opportunity Fund Limited (an investment fund), Sun Life Financial Inc., Sun Life Assurance Company of Canada and Chair of UBC Investment Management Trust Inc. He was also recently appointed to the Public Sector Pension Investment Board.

Mr. Glynn was a Director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a Director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Mr. Glynn obtained a Bachelor of Arts (Honours) degree from Carleton University, Canada in 1974 and a Master’s degree in Business Administration from the University of British Columbia in 1976.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	10,000	5,000	135,000	—	—	135,000

2012	120,000	10,000	5,000	135,000	—	—	135,000

2011	108,333	9,000	5,000	122,333	—	10,861	111,472

Koh, Poh Chan (Non-Independent) Hong Kong Special Administrative Region Age: 65 Director since August 25, 2000 Common Shares: nil DSUs: nil

Ms. Koh is Finance Director of Harbour Plaza Hotel Management (International) Ltd. (a hotel management company).

Ms. Koh is qualified as a Fellow Member (FCA) of the Institute of Chartered Accountants in England and Wales and is an Associate of the Canadian Institute of Chartered Accountants (CPA, CA) and the Chartered Institute of Taxation in the U.K. (CTA).

Ms. Koh graduated from the London School of Accountancy in 1971 and became a member of the Institute of Chartered Accountants in England and Wales in 1973.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	—	—	120,000	—	—	120,000

2012	120,000	—	—	120,000	—	—	120,000

2011	108,333	—	—	108,333	—	—	108,333

Kwok, Eva L.

(Independent)

British Columbia,

Canada

Age: 71

Member of the Compensation Committee and the Corporate Governance Committee

Director since August 25, 2000

Common Shares: 10,000

DSUs: 32,018

Mrs. Kwok is Chairman, a Director and Chief Executive Officer of Amara Holdings Inc. (a private investment holding company). Mrs. Kwok is also a Director of CK Life Sciences Int’l., (Holdings) Inc. and Cheung Kong Infrastructure Holdings Limited. Mrs. Kwok is also a Director of Li Ka Shing (Canada) Foundation.

Mrs. Kwok was a Director of Shoppers Drug Mart Corporation from 2004 to 2006 and of the Bank of Montreal Group of Companies from 1999 until March, 2009.

Mrs. Kwok obtained a Master’s degree in Science from the University of London in 1967.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	—	10,000	130,000	130,000	—	—

2012	120,000	—	10,000	130,000	130,000	—	—

2011	108,333	—	10,000	118,333	118,333	—	—

Kwok, Stanley T.L. (Independent) British Columbia, Canada Age: 87 Chair of the Health, Safety and Environment Committee Director since August 25, 2000 Common Shares: 20,173 DSUs: nil

Mr. Kwok is a Director and President of Stanley Kwok Consultants (a planning and development company). Mr. Kwok is also a Director and President of Amara Holdings Inc. and a Director of Cheung Kong (Holdings) Limited and CTC Bank of Canada.

Mr. Kwok obtained a Bachelor of Science degree (Architecture) from St. John’s University, Shanghai in 1949, and an A.A. Diploma from the Architectural Association School of Architecture in London, England in 1954.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	10,000	—	130,000	—	—	130,000

2012	120,000	10,000	—	130,000	—	—	130,000

2011	108,333	9,000	—	117,333	—	4,515	112,818

Ma, Frederick S.H.

(Independent)

Hong Kong Special Administrative Region

Age: 61

Member of the Audit Committee and the Health, Safety and Environment Committee

Director since July 27, 2010

Common Shares: 10,000

DSUs: nil

Mr. Ma has held senior management positions in international financial institutions and Hong Kong publicly listed companies in his career. He was also a former Principal Official with the Hong Kong Special Administrative Region (SAR) Government.

In addition to being a Director of Husky Energy Inc., he is currently an independent Non-Executive Director and Chairman of the Audit Committee of Agricultural Bank of China Limited and Aluminum Corporation of China Limited and an independent Non-Executive Director of Hutchison Port Holdings Management Pte. Limited and Mass Transit Railway Corporation Limited. Mr. Ma is also a Non-Executive Director of COFCO Corporation, China Mobile Communications Corporation and FWD Group Management Holdings Limited.

In July 2002, Mr. Ma joined the Government of the Hong Kong Special Administrative Region as the Secretary for Financial Services and the Treasury. He assumed the post of Secretary for Commerce and Economic Development in July 2007, but resigned from the Government in July 2008 due to medical reasons. Mr. Ma was appointed as a member of the International Advisory Council of China Investment Corporation in July 2009. In January 2013, he was appointed a member of the Global Advisory Council of the Bank of America. Mr. Ma was appointed as an Honorary Professor of the School of Economics and Finance at the University of Hong Kong in October 2008 and as a Professor Finance Practice of the Institute of Advanced Executive Education at the Hong Kong Polytechnic University in July 2012. In August 2013, he was appointed as an Honorary Professor of the Faculty of Business Administration at the Chinese University of Hong Kong.

Mr. Ma obtained a Bachelor of Arts (Honours) degree in Economics and History from the University of Hong Kong in 1973.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	—	15,000	135,000	—	—	135,000

2012	120,000	—	20,000	140,000	—	—	140,000

2011	108,333	—	16,667	125,000	—	—	125,000

Magnus, George C. (Independent) Hong Kong Special Administrative Region Age: 78 Member of the Audit Committee Director since July 27, 2010 Common Shares: 30,000 DSUs: 16,892

Mr. Magnus has been a Non-Executive Director of Cheung Kong (Holdings) Limited since November 2005. He has also been a Non-Executive Director of Hutchison Whampoa Limited, Cheung Kong Infrastructure Holdings Limited and Power Assets Holdings Limited since 2005.

Mr. Magnus acted as an Executive Director of Cheung Kong (Holdings) Limited from 1980 and as Deputy Chairman from 1985 until his retirement from these positions in October 2005. He served as Deputy Chairman of Hutchison Whampoa Limited from 1985 to 1993 and as Executive Director from 1993 to 2005. He also served as Chairman of Hongkong Electric Holdings Limited (now known as Power Assets Holdings Limited) from 1993 to 2005.

Mr. Magnus obtained a Master’s degree in Economics from King’s College, Cambridge University in 1963.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	—	10,000	130,000	130,000	—	—

2012	120,000	—	15,000	135,000	135,000	—	—

2011	108,333	—	11,667	120,000	120,000	—	—

McGee, Neil D. (Non-Independent) Luxembourg Age: 62 Member of the Health, Safety and Environment Committee Director since November 9, 2012 Common Shares: 72,500 DSUs: nil

Mr. McGee is the Managing Director of Hutchison Whampoa Luxembourg Holdings S.à r.l. He is an Executive Director of Power Assets Holdings Limited. Prior to his joining Hutchison Whampoa Luxembourg, he served as Group Finance Director of Power Assets Holdings Limited from 2006 to 2012, Chief Financial Officer of Husky Oil Limited from 1998 to 2000 and Chief Financial Officer of Husky Energy Inc. from 2000 to 2005.

Before joining Husky Oil Limited in 1998, Mr. McGee held various financial, legal and corporate secretarial positions within the Hutchison Whampoa Group. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree from the Australian National University.

Compensation	Board Retainer ($)(1)	Committee Chair Retainer Fee ($)	Committee Retainer ($)(1)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	—	5,000	125,000	—	—	125,000

2012	17,283	—	720	18,003	—	—	18,003

NOTE:

(1)	Mr. McGee was appointed as a director on November 9, 2012. His compensation for 2012 is pro-rated.

Russel, Colin S.

(Independent)

Gloucestershire, United Kingdom

Age: 73

Member of the Audit Committee and Health, Safety and Environment Committee

Director since February 4, 2008

Common Shares: nil

DSUs: 14,015

Mr. Russel is the founder and Managing Director of Emerging Markets Advisory Services Ltd. (a business advisory company).

Mr. Russel is a Director of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Int’l., (Holdings) Inc. and ARA Asset Management Pte. Ltd. Mr. Russel was the Canadian Ambassador to Venezuela; Consul General for Canada in Hong Kong; Director for China of the Department of Foreign Affairs, Ottawa; Director for East Asian Trade in Ottawa; Senior Trade Commissioner for Canada in Hong Kong; Director for Japan Trade in Ottawa and was in the Trade Commissioner Service for Canada in Spain, Hong Kong, Morocco, the Philippines, London and India. Previously Mr. Russel was an international project manager with RCA Ltd., Canada and development engineer with AEI Ltd., UK.

Mr. Russel is a Professional Engineer and Qualified Commercial Mediator. He received a degree in Electrical Engineering in 1962 and a Master’s degree in Business Administration in 1971, both from McGill University, Canada.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	—	15,000	135,000	—	—	135,000

2012	120,000	—	20,000	140,000	—	—	140,000

2011	108,333	—	16,667	125,000	125,000	—	—

Shaw, Wayne E.

(Independent)

Ontario, Canada

Age: 69

Member of the Corporate Governance Committee and the Health, Safety and Environment Committee

Director since August 25, 2000

Common Shares: 16,000

DSUs: 26,592

Mr. Shaw is President of Imperial Valley Holdings Ltd. Prior to his retirement in April, 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors. Mr. Shaw is also a Director of Li Ka Shing (Canada) Foundation.

Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree, both received from the University of Alberta in 1967. He is a member of the Law Society of Upper Canada.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	—	10,000	130,000	—	—	130,000

2012	120,000	—	10,000	130,000	130,000	—	—

2011	108,333	—	10,000	118,333	118,333	—	—

Shurniak, William

(Independent)

Saskatchewan, Canada

Age: 82

Deputy Chair, Member of the Audit Committee (Chair of the Audit Committee since April 27, 2011) and

Director since August 25, 2000

Common Shares: 22,377

DSUs: nil

Mr. Shurniak is an independent Non-Executive Director of Hutchison Whampoa Limited and from May 2005 to June 2011 he was a Director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

Mr. Shurniak also held the following positions until his return to Canada in 2005: Director and Chairman of ETSA Utilities (a utility company) since 2000, Powercor Australia Limited (a utility company) since 2000, CitiPower Pty Ltd. (a utility company) since 2002, and a Director of Envestra Limited (a natural gas distributor) since 2000, CrossCity Motorways Pty Ltd. (an infrastructure and transportation company) since 2002 and Lane Cove Tunnel Company Pty Ltd. (an infrastructure and transportation company) since 2004.

Mr. Shurniak obtained an Honorary Doctor of Laws degree from the University of Saskatchewan in May, 1998 and from The University of Western Ontario in October, 2000. In 2009 he was awarded the Saskatchewan Order of Merit by the government of the Province of Saskatchewan. In December, 2012 Mr. Shurniak was a recipient of The Queen Elizabeth II Diamond Jubilee Medal from the Lieutenant Governor of Saskatchewan.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares(1)	Cash
2013	120,000	20,000	—	140,000	—	140,000	—

2012	120,000	20,000	—	140,000	—	140,000	—

2011	108,333	14,167	2,500	125,000	—	125,000	—

NOTE:

(1)	In accordance with the terms of the Corporation’s Share Accumulation Plan for Directors, Mr. Shurniak received a cash payment of $73.08 – 2011, $57.88 – 2012 and $46.65 – 2013, for fractional Common Shares.

Sixt, Frank J. (Non-Independent) Hong Kong Special Administrative Region Age: 62 Member of the Compensation Committee Director since August 25, 2000 Common Shares: 38,635 DSUs: nil

Mr. Sixt is Group Finance Director and Executive Director of Hutchison Whampoa Limited.

Mr. Sixt is also a Non-Executive Chairman of TOM Group Limited, an Executive Director of Cheung Kong Infrastructure Holdings Limited, a Non-Executive Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, and Power Assets Holdings Limited and a Director of Hutchison Telecommunications (Australia) Limited. Mr. Sixt is also a Director of Li Ka Shing (Canada) Foundation. He was previously a Director of Partner Communications Company Ltd. from 1998 to 2009 and a Non-Executive Director of Hutchison Telecommunications International Limited from 2004 to 2010.

Mr. Sixt obtained a Master’s degree in Arts from McGill University, Canada in 1978 and a Bachelor’s degree in Civil Law from Université de Montréal in 1978. He is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Compensation	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	As elected by the directors Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
2013	120,000	—	5,000	125,000	—	—	125,000

2012	120,000	—	5,000	125,000	—	—	125,000

2011	108,333	—	5,000	113,333	—	—	113,333

Majority Voting for Directors

The Board of Directors adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the Corporate Governance Committee for consideration promptly following the shareholders annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Corporate Governance Committee shall consider the resignation and shall recommend to the Board of Directors whether or not to accept it. The Board of Directors shall consider the recommendation of the Corporate Governance Committee and determine whether or not to accept the recommendation within 90 days of the applicable meeting and a press release shall be issued by the Corporation announcing the Board of Directors’ determination. Any director who tenders his or her resignation shall not participate in any meetings to consider whether the resignation shall be accepted.

Other Public Company Directorships/Committee Appointments

The directorships and committee appointments of Husky’s directors in other public companies are set forth below:

Director	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Victor T. K. Li	Cheung Kong (Holdings) Limited	Executive Committee (Chair)	Hong Kong
	Hutchison Whampoa Limited		Hong Kong
	CK Life Sciences Int’l., (Holdings) Inc.	Remuneration Committee	Hong Kong
	Cheung Kong Infrastructure Holdings Limited	Remuneration Committee and	Hong Kong
Executive Committee (Chair)
	Power Assets Holdings Limited		Hong Kong
Canning K. N. Fok	Cheung Kong (Holdings) Limited		Hong Kong
	Hutchison Whampoa Limited		Hong Kong
	Cheung Kong Infrastructure Holdings Limited		Hong Kong
	Hutchison Port Holding Management Pte. Limited as trustee-manager of Hutchison Port Holdings Trust (“HPH Trust”)		Singapore (for HPH Trust)
	Hutchison Harbour Ring Limited	Remuneration Committee	Hong Kong
	Hutchison Telecommunications (Australia) Limited	Governance, Nominations and Compensation Committee (Chair)	Australia
	Power Assets Holdings Limited	Remuneration Committee	Hong Kong
	Hutchison Telecommunications Hong Kong Holdings Limited	Remuneration Committee	Hong Kong
	HK Electric Investments Limited	Remuneration Committee	Hong Kong
	HK Electric Investments Manager Limited as trustee-manager of HK Electric Investments Limited (“HKEI”)		Hong Kong (for HKEI)
Stephen E. Bradley	Swire Properties Limited	Remuneration Committee	Hong Kong
Asim Ghosh	Kotak Mahindra Bank Limited		Bombay Stock
Exchange, National Stock
Exchange of India
Martin J. G. Glynn	VinaCapital Vietnam Opportunity Fund Ltd.	Audit and Valuation Committee,	London AIM
Management Engagement Committee, Nomination Committee and Remuneration
Committee (Chair)
	Sun Life Financial Inc.	Audit and Conduct Review Committee and Governance, Nomination and Investment Committee	TSX, NYSE, Philippine Stock Exchange
Poh Chan Koh	Nil

Director	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Eva L. Kwok	CK Life Sciences Int’l., (Holdings) Inc.	Audit Committee and Remuneration Committee (Chair)	Hong Kong
	Cheung Kong Infrastructure Holdings Limited	Audit Committee	Hong Kong
Stanley T. L. Kwok	Cheung Kong (Holdings) Limited	Audit Committee and Remuneration Committee	Hong Kong
Frederick S. H. Ma	China Resources Land Limited	Audit Committee	Hong Kong
	COFCO Corporation		Beijing
	Agricultural Bank of China	Audit Committee	Shanghai,
Hong Kong
	Hutchison Port Holdings Management Pte. Limited as trustee-manager of HPH Trust		Singapore (for HPH Trust)
	Aluminum Corporation of China Limited	Audit Committee	Beijing
	Mass Transit Railway Corporation Limited	Audit Committee	Hong Kong
George C. Magnus	Cheung Kong (Holdings) Limited		Hong Kong
	Hutchison Whampoa Limited		Hong Kong
	Cheung Kong Infrastructure Holdings Limited		Hong Kong
	Power Assets Holdings Limited		Hong Kong
Neil D. McGee	Power Assets Holdings Limited		Hong Kong
Colin S. Russel	Cheung Kong Infrastructure Holdings Limited	Audit Committee and Remuneration Committee	Hong Kong
	CK Life Sciences Int’l., (Holdings) Inc.	Audit Committee and Remuneration Committee	Hong Kong
	ARA Asset Management Pte. Ltd.	Audit Committee, Remuneration Committee and Nomination Committee	Singapore
Wayne E. Shaw	Nil
William Shurniak	Hutchison Whampoa Limited	Audit Committee	Hong Kong
Frank J. Sixt	Cheung Kong (Holdings) Limited		Hong Kong
	Hutchison Whampoa Limited		Hong Kong
	Cheung Kong Infrastructure Holdings Limited		Hong Kong
	Power Assets Holdings Limited		Hong Kong
	Hutchison Telecommunications (Australia) Limited	Audit Committee	Australia
	Hutchison Port Holdings Management Pte. Limited as trustee-manager of HPH Trust		Singapore (for HPH Trust)
	TOM Group Limited	Remuneration Committee (Chair)	Hong Kong
	Hutchison Telecommunications Hong Kong Holdings Limited		Hong Kong

Director Compensation

In designing a compensation program for non-executive directors, the Board of Directors’ objective is to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board of Directors with an extensive and relevant breadth of experience, as well as to align the interests of directors with those of its shareholders.

The Board of Directors sets the compensation of non-executive directors based on the Corporate Governance Committee’s recommendations. The Corporate Governance Committee annually reviews the compensation of non-executive directors and recommends to the Board of Directors such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board of Directors and Committee members and to remain competitive with director compensation trends in Canada with comparable companies.

The Board of Directors of the Corporation are paid the following annual fees: (i) $120,000 as a retainer (with no separate meeting attendance fees); (ii) $10,000 to the Chairs of the Committees of the Board of Directors (other than the Audit Committee); (iii) $20,000 to the Chair of the Audit Committee; (iv) $12,500 to the directors serving on the Audit Committee; and (v) $5,000 to the directors serving on other Board Committees. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board of Directors and any Committees of the Board of Directors. During the financial year ended December 31, 2013, the directors of the Corporation earned compensation in the aggregate amount of $1,810,000.

When director compensation was last adjusted in 2011, the Board of Directors reviewed survey information compiled in a November, 2010 study prepared by Towers Watson and determined to set director compensation at the 50th percentile of that paid to directors by comparative oil and gas industry peer companies included in the Towers Watson study. The peer companies included:

Canadian Natural Resources Limited	Nexen Inc.
Cenovus Energy Inc.	Suncor Energy Inc.
Encana Corporation	Talisman Energy Inc.
Imperial Oil Limited

The Corporate Governance Committee recommended to the Board of Directors that no adjustments to director compensation were required for 2013.

The Corporation has a Share Accumulation Plan for Directors whereby the directors can elect to have the fees payable to them paid in the form of the issuance of DSUs or used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors’ fees to be so used and can specify a portion of their directors’ fees to be used for DSUs and/or the purchase of Common Shares, with the remaining amount of fees to be paid in cash. A DSU is a bookkeeping entry that tracks the value of one Common Share. When cash dividends are paid on Common Shares, eligible directors are credited with additional DSUs. The number of additional DSUs is calculated by multiplying the cash dividend per Common Share by the number of DSUs in the director’s account as of the date of record divided by the fair market value of a Common Share on the payment date of the dividend. DSUs accumulate over a director’s term of service and are not paid out until the director leaves the Board of Directors, providing them with an ongoing stake in Husky during the term of service. When the director leaves the Board of Directors, payment for the DSUs is made in cash or Common Shares purchased on the open market at the option of the director.

Independent directors are expected to acquire a minimum of 10,000 Common Shares, or a combination of Common Shares and DSUs over a five year period from the date of appointment. All independent directors are currently in compliance with this security ownership requirement; having met the minimum shareholding requirement.

The Corporation does not have a retirement policy for directors.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2013 held by the directors of the Corporation. The non-executive directors of the Corporation do not receive option-based awards. The share-based awards are in the form of Common Shares and DSUs that are received in accordance with the Share Accumulation Plan for Directors. All Common Share entitlements are fully vested when received.

	Share-based Awards
Name(1)	Number of DSUs that have not vested(2)	Market or payout value of share- based awards that have not vested ($)(3)
Victor T.K. Li	—	—

Canning K.N. Fok	—	—

Stephen E. Bradley	—	—

Martin J.G. Glynn	12,384	417,341

Poh Chan Koh	—	—

Eva L. Kwok	32,018	1,079,007

Stanley T.L. Kwok	—	—

Frederick S.H. Ma	—	—

George C. Magnus	16,892	569,260

Neil D. McGee	—	—

Colin S. Russel	14,015	472,306

Wayne E. Shaw	26,592	896,150

William Shurniak	—	—

Frank J. Sixt	—	—

NOTES:

(1)	Information with respect to share-based awards and option-based awards held by Asim Ghosh is included in the Outstanding Share-Based Awards and Option-Based Awards for Named Executive Officers.
(2)	DSUs are currently fully vested but are not paid out until the director leaves the Board of Directors.
(3)	Based on the closing price of the Common Shares on December 31, 2013 of $33.70.

The following table sets out the total value of the DSUs and Common Shares held by the directors based on a closing price of the Common Shares on December 31, 2013 of $33.70.

Name	Equity Ownership as at December 31, 2013		Total Value of Equity Investment at December 31, 2013 ($)
	Common Shares (#)	DSUs (#)
Victor T.K. Li	—	—	—

Canning K.N. Fok	250,000	—	8,425,000

Stephen E. Bradley	10,000	—	337,000

Asim Ghosh	62,012	—	2,089,804

Martin J.G. Glynn	464	12,384	432,978

Poh Chan Koh	—	—	—

Eva L. Kwok	10,000	32,018	1,416,007

Stanley T.L. Kwok	20,173	—	679,830

Frederick S.H. Ma	10,000	—	337,000

George C. Magnus	30,000	16,892	1,580,260

Neil D. McGee	72,500	—	2,443,250

Colin S. Russel	—	14,015	472,306

Wayne E. Shaw	16,000	26,592	1,435,350

William Shurniak	22,377	—	754,105

Frank J. Sixt	38,635	—	1,302,000

Incentive Plan Awards – Value Vested or Earned During the Year

Information with respect to vested option-based awards held by Mr. Ghosh is included in the table “Incentive Plan Awards – Value Vested or Earned During the Year” for Named Executive Officers. The non-executive directors of the Corporation do not receive option-based awards. DSUs held by directors do not vest until the director leaves the Board of Directors.

Mr. Shurniak chooses to receive Common Shares pursuant to the Corporation’s Share Accumulation Plan for Directors, all of which would be considered vested on the date of receipt. The value of the 3,218 Common Shares received by Mr. Shurniak in 2013 based on the market value on the date of receipt is $96,774.

Corporate Cease Trade Orders or Bankruptcies

None of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

In addition, none of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director or executive officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as follows. Mr. Li was a director of Star River Investment Limited, a Hong Kong company, until June 4, 2005, which commenced creditors’ voluntary winding up on September 28, 2004. Star River Investment Limited was owned as to 50% by Cheung Kong (Holdings) Limited and a wholly owned subsidiary of Cheung Kong (Holdings) Limited was the petitioning creditor. The company was subsequently dissolved on June 4, 2005. Mr. Glynn was a director of MF Global Holdings Ltd. at the time it filed for Chapter 11 bankruptcy in the U.S. on October 31, 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

Individual Penalties, Sanctions or Bankruptcies

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

The Board of Directors, upon the recommendation of the Audit Committee, proposes that KPMG LLP, Chartered Accountants, of Calgary, Alberta, be appointed as auditors of the Corporation, to hold such office until the next annual meeting of the Corporation.

The Board of Directors recommends that shareholders vote FOR this appointment. Unless authority to do so is withheld, the persons named in the enclosed Proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation.

Other Matters to be Acted Upon

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

Executive Compensation

Compensation Discussion and Analysis

Compensation Objectives and Program Design

The Corporation’s executive compensation program (the Compensation Program) is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation’s business objectives and create long-term value for the Corporation’s shareholders. It is comprised of base salary, short-term incentives (annual bonuses) and long-term incentives (stock options and performance share units). Based on a pay for performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

The Compensation Committee is appointed by the Board of Directors to oversee the development of the Compensation Program and ensure it is aligned with the delivery of shareholder value. Among its responsibilities, the Compensation Committee reviews and approves recommendations with respect to compensation of the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries.

The Compensation Committee strives to find a balance among current versus long-term compensation and cash versus equity incentive compensation. Cash payments primarily reward recent performance and equity incentive rewards encourage executive officers to continue to deliver results over a longer period of time and serve as a retention tool. The Compensation Program is intentionally more heavily weighted towards performance based elements of compensation. Therefore, executive officers will receive significantly less compensation if the Corporation does not achieve its goals, thus reinforcing the Corporation’s pay for performance philosophy.

Context for Decision Making

The President & Chief Executive Officer recommends to the Compensation Committee the individual annual base salaries and bonuses for the executive officers. The Compensation Committee takes these recommendations into consideration when making final decisions on compensation for those executive officers. Compensation decisions regarding the President & Chief Executive Officer are made entirely by the Compensation Committee and are based primarily on the achievement of individual and corporate goals and objectives.

The Compensation Committee looks at performance metrics and competitive market positioning, supplemented by a measure of discretion in judging non-qualitative measures, but does not use formulas in determining the amount and mix of compensation. The Compensation Committee believes that solely using annual quantitative performance measures does not create the appropriate balance of incentive to build long-term shareholder value. Thus, the Compensation Committee evaluates a broad range of both quantitative and qualitative factors, including reliability in delivering financial and growth targets, a track record of integrity, good safety record, environmental stewardship, good judgment, the vision and ability to create further growth and the ability to lead others. The evaluation of an executive officer’s performance against his or her stated objectives plays an important role in awarding the discretionary annual cash bonus and also contributes to a determination of overall compensation. For annual long-term incentive awards, the Compensation Committee primarily considers an executive officer’s potential for future successful performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

The Corporation has developed a five year strategic plan that is founded on its commitment to process and operation safety, strict financial discipline and creating shareholder value through responsible and sustainable growth. Four key performance metrics have been identified to gauge the results of actions undertaken by the President & Chief Executive Officer, the other executive officers, and the employees generally, in executing the Corporation’s strategic plan. Those metrics are long-term production growth, reserve replacement ratio, return on capital employed (ROCE) and return on capital in use (ROCIU). For production growth, the Corporation has set a target of achieving a compound annual growth rate of five to eight percent. This target represents compound annual growth. Yearly performance will also be subject to the impact of scheduled facility off-stations and the scheduled on-stream date for new projects. For reserve replacement, the Corporation has set a target of achieving an annual reserve replacement ratio of 140 percent. The reserve replacement ratio is determined by taking the Corporation’s incremental proved reserves additions for a particular year divided by upstream gross production for that year. The target for ROCE is to achieve a five percentage point increase over the plan period. The target for ROCIU is 14 to 15 percentage points over the five year period. (For a description of ROCE and ROCIU as non-GAAP measures, see Executive Compensation – Compensation of the President & Chief Executive Officer).

Risk Mitigation in Compensation Program

The Compensation Program is designed to provide executive officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. As part of its review and discussion of the Compensation Program, the Compensation Committee noted the following facts that discourage the Corporation’s executive officers from taking unnecessary or excessive risk:

•	all the directors, including the members of the Compensation Committee, are regularly apprised of the Corporation’s financial and operating performance throughout the year;

•	executive compensation is tied to the overall results of the Corporation and not to the results of any one business unit or division;

•	there is an effective balance, in each case, between cash and equity mix, near-term and long-term focus, corporate and individual performance, and financial and non-financial performance;

•	in February 2014 a Clawback Policy was adopted; and

•	the Corporation’s approach to performance evaluation and compensation provides greater rewards to an executive officer achieving both short-term and long-term agreed upon objectives.

The Compensation Committee believes that these facts provide an adequate level of risk mitigation without the need at this time for additional measures, such as the consideration of implementing executive officer share ownership guidelines.

Executive Equity Compensation Anti-Hedging Policy

The Corporation amended its Company Communications, Disclosure and Insider Trading/Reporting Policy to include an anti-hedging provision in 2013. In accordance with this policy, directors and officers of the Corporation are not permitted, at any time, to:

•	engage in the practice of selling “short” securities of the Corporation;

•	engage in the practice of buying or selling a “call” or “put” or any other derivative security in respect of the securities of the Corporation; or

•

enter into any other short- or long-term financial transaction that is designed to hedge or offset any decrease in the market value of the Corporation’s securities or which could result in profit from a decrease in the market value of the Corporation’s securities.

Clawback Policy

In February 2014, a Clawback Policy was adopted. Pursuant to the Clawback Policy, the Compensation Committee may require that the Named Executive Officers (as defined below) and certain other key executive officers return incentive compensation paid to them if the financial results upon which the awards were based are materially restated due to intentional misconduct or fraud of the executive officer.

In situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the Corporation’s financial statements; and (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial statements been properly reported, then the Compensation Committee may, to the extent permitted by applicable laws and to the extent it determines that it is in the Corporation’s best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the Corporation’s annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

Compensation Process

The Corporation participates in annual executive compensation surveys (the Surveys) conducted by Towers Watson. The Surveys look at base salaries and other short-term and long-term incentive programs in effect at comparative oil and gas peer companies in Canada and are used, along with the disclosure in such peer companies’ annual management information circulars, as a reference by the Compensation Committee to assess the competitiveness of the Corporation’s executive compensation programs. In the case of executive officers, compensation has been targeted at the 50th percentile of the remuneration paid to executives who operate in similar business environments and whose positions are of similar capacity, scope and complexity. In choosing the comparative oil and gas peer companies from the Surveys against which the Compensation Committee completes its comparative analysis, the Compensation Committee selects both exploration and production companies and integrated energy companies with asset and market values similar to the Corporation. The Compensation Committee also considers revenue levels and enterprise values of such companies. The Compensation Committee believes these metrics are appropriate for determining peers because they provide a reasonable point of reference for comparing executive officers with similar positions and responsibilities.

Based on this philosophy and due to acquisitions within the previous peer group, the Compensation Committee reviewed the list of its peer companies to ensure their continued appropriateness and to increase the number of peer companies to which the executive officers are compared. As a result, several adjustments were made to the peer group, with the peer group growing from seven companies to ten. The peer group for 2013 was:

Agrium Inc.	Encana Corporation
Barrick Gold Corporation	Suncor Energy Inc.
Canadian Natural Resources Limited	Talisman Energy Inc.
Cenovus Energy Inc.	Teck Resources Limited
Enbridge Inc.	TransCanada Corporation

Elements of Compensation

Base Salary

The base salary of each of the Corporation’s executive officers is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. The Compensation Committee believes that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation’s desired competitive positioning in the oil and gas industry. The Corporation retained Towers Watson to provide specific recommendations on executive compensation to ensure the competitiveness of the Corporation’s compensation practices. The Compensation Committee reviewed these recommendations in making its decisions on base salary for executive officers.

Short-term Incentive Program

The purpose of the short-term incentive program is to relate a component of compensation directly to the achievement of stated annual objectives from a corporate, business unit and individual standpoint. Awards are based on overall performance and each executive officer is assessed on the same consistent basis with bonuses being determined only after the Corporation’s financial results for the preceding financial year are known. Actual awards received by executive officers may be higher or lower than the target bonus opportunity depending on the results. Bonus opportunities range from 0% – 150% of target based on the results. With respect to the Named Executive Officers (see Executive Compensation – Summary Compensation Table) the target bonus opportunity and range of opportunity are as follows:

Position	Target Bonus Opportunity	Range of Opportunity
President & Chief Executive Officer	100%	0 – 150%
Chief Financial Officer	60%	0 – 150%
Chief Operating Officer	70%	0 – 150%
Chief Operating Officer, Asia Pacific	50%	0 – 150%
Senior Vice President, Downstream	50%	0 – 150%

Long-term Incentive Compensation

To align with short and long-term business performance and shareholder value creation, long-term incentives consist of a combination of conventional stock options and performance share units (PSUs). In determining the appropriate long-term incentive fair value granted to the Named Executive Officers, the Compensation Committee considers external market data, as well as other factors such as leadership and talent retention.

In administering long-term incentives for executive officers in 2013, the Corporation provided stock options and PSUs. While stock options and PSUs are both tied to share price, the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, PSUs continue to provide an incentive for executives to remain with the Corporation during such periods, continuing to tie compensation to share price performance and comparison to peer company performance. A vested PSU will always have value equal to the share price.

Incentive Stock Option Plan

The Corporation has an Incentive Stock Option Plan (the Option Plan) which is designed, through the grant of stock options in the appropriate circumstances, to reward executive officers and key employees in relation to share price performance. The Option Plan is an integral component of the Corporation’s total Compensation Program in terms of attracting and retaining key employees and enhances shareholder value by aligning the interests of executive officers with the growth and profitability of the Corporation. The longer term focus of this compensation element complements and balances the short-term incentive plan.

Pursuant to the Option Plan, the Compensation Committee grants from time to time to executive officers and other eligible employees of the Corporation (each an Eligible Person) options to purchase Common Shares of the Corporation. Currently stock options are granted to Eligible Persons on an annual basis. Non-executive directors are not “Eligible Persons” as defined in the Option Plan and do not receive stock options.

The exercise price at which Common Shares may be purchased pursuant to an option is established at the time such stock option is granted and will be the weighted average trading price per Common Share on the TSX for the five days preceding the grant date. The term of each stock option is five years, subject to the Board of Directors determining at the time of grant that a particular stock option will have a shorter or longer term, provided that no term shall exceed 10 years. Stock options granted since May 2010 vest as to one-third on each of the first three anniversary dates of the date of grant of the stock options, subject to the right of the Board of Directors to determine, at the time of grant, that particular stock options will be exercisable in whole or in part on earlier dates and to determine, after the grant date, that a particular stock option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Corporation or any other person or company to implement a transaction that would, if implemented, result in a change of control (as defined in the Option Plan).

Eligible Persons may surrender their stock options to the Corporation in consideration of the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such stock options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those stock options. Prior to May 2013, the fair market value of the Common Shares was calculated as the weighted average trading price of the Common Shares on the TSX for the five days on which board lots of the Common Shares have traded following the date a holder of the stock options provides notice to the Corporation that he or she wishes to surrender his or her stock options to the Corporation in lieu of exercise. The Board of Directors amended the Option Plan so that the fair market value of Common Shares is now calculated as the closing price of the Common Shares on the date on which board lots of Common Shares have traded immediately preceding the date a holder of the stock options provides notice to the Corporation that he or she wishes to surrender his or her stock options to the Corporation in lieu of exercise. As required by the Option Plan, upon the surrender of stock options, the number of Common Shares reserved for issuance under the Option Plan is to be reduced by the number of stock options so surrendered.

The stock options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or is dismissed without cause. In the event of death, any stock options that have vested at the date of death may be exercised by the legal representatives of the Eligible Person during the period ending 12 months after the death of the Eligible Person.

Stock Options Granted between April 2007 and August 2009

The Compensation Committee has the authority pursuant to the terms of the Option Plan to administer the Option Plan and to make amendments to the Option Plan, subject to regulatory and shareholder approval if required under the terms of the Option Plan or the rules of the TSX. Similarly, the Compensation Committee has the authority, pursuant to the terms of the PSU Plan, to administer and to make amendments to the PSU Plan. In April 2007 the Board of Directors implemented performance vesting of stock options to more closely align option holders’ interest in the performance of the Corporation with the interest of shareholders. Stock options granted during this period had two vesting schedules; 40% of the stock options continued to be time-based, and vested ratably over 3-years. The remaining 60% were subject to performance vesting. The performance based stock options vested in one-third increments if the Corporation’s annual total shareholder return fell within certain percentile ranks relative to its industry peer group. The peer group consisted of comparable public oil and gas issuers and other issuers for which oil and gas operations are a significant business segment and which are competitors of the Corporation.

Specifically, options were exercisable as to one-third of the stock options on each of the first, second and third anniversaries of the grant date if the percentile rank was equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33 1/3% of the stock options multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank was at or above 25, subject to earlier vesting as determined by the Board of Directors in accordance with the terms of the Option Plan.

Where a determination resulted in less than one-third of the stock options vesting on each of the first, second and third anniversaries of the grant date, as applicable, as a result of the percentile rank being less than 50 as at the end of the applicable year, then in the event the percentile rank was equal to or greater than 50 for the three year period ending as at the end of the calendar year preceding the third anniversary of the grant date, that number of stock options that would have vested on each of the first, second and third anniversaries of the grant date if the percentile rank was 50, less the number of stock options that did vest in each such year, would have vested on the third anniversary of the grant date.

The Board of Directors approved a number of amendments to the Option Plan of a “housekeeping” nature and deleted the performance vesting provisions for new grants beginning May 2010.

Performance Share Units

Effective February 22, 2010, the Board of Directors implemented a Performance Share Unit Plan (PSU Plan) for its executive officers and eligible employees to replace the performance vesting program of stock options that was previously in place. PSUs align with the Corporation’s pay for performance philosophy in that participants receive the value of the units only if performance targets are achieved.

Pursuant to the PSU Plan, the Compensation Committee may grant executive officers and eligible employees PSUs based on certain factors, including: (i) the desire to achieve certain corporate performance measures; (ii) compensation data for comparable benchmark positions among the Corporation’s competitors; (iii) the duties and seniority of the executive officer or eligible employee; (iv) individual and/or departmental contributions and potential contributions to the success of the Corporation; and (v) such other factors as the Compensation Committee deem relevant in connection with accomplishing the purposes of the PSU Plan.

PSUs vest on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Corporation meeting the performance conditions the Compensation Committee sets at time of grant. For the 2010, 2011 and 2012 grants of PSUs, the performance measure was calculated based on the annual total shareholder return falling within certain percentile ranks relative to the Corporation’s industry peer group.

For those grants of PSUs, 40% of the PSUs granted shall vest if the percentile rank is equal to or greater than 75 as at the end of the two preceding calendar years, otherwise as to 40% of the PSUs granted multiplied by the percentile rank for the two year period divided by 75 so long as the percentile rank is at or above 25. The remaining 60% of the PSUs granted shall vest if the percentile rank is equal to or greater than 75 as at the end of the three preceding calendar years, otherwise as to 60% of the PSUs granted multiplied by the percentile rank for the three year period divided by 75 so long as the percentile rank is at or above 25.

In 2013, the Compensation Committee reviewed the PSU Plan and made revisions to both the peer group and the performance measures used to calculate the number of vested PSUs. The Compensation Committee increased the number of companies in the peer group to add stability and size to the group to which the Corporation is compared and broadened it to a North American scope. The peer group has been amended to the following companies for the determination of PSU payouts:

Canadian Natural Resources Limited	Chevron Corporation
Cenovus Energy Inc.	Suncor Energy Inc.
Encana Corporation	Talisman Energy Inc.
Imperial Oil Limited	Murphy Oil Corporation
Exxon Mobil Corporation	ConocoPhillips
Marathon Oil Corporation	ARC Resources Ltd.
Devon Energy Corporation	Canadian Oil Sands Limited
Penn West Petroleum Ltd.	Pengrowth Energy Corporation
Crescent Point Energy Corp.	Hess Corp.
Occidental Petroleum Corporation	Baytex Energy Corp.

For the 2013 PSU grants and going forward, up to 50% of the granted PSUs will vest based on the Corporation’s total shareholder return ranking within the peer group, and up to 50% will vest based on return on capital in use targets set by the Corporation. The PSU Plan provides that return on capital in use is defined as net earnings of the Corporation plus after tax interest expense divided by the two year average capital employed, less any capital invested in assets that are not generating cash flows. Net earnings will be actual net earnings of the Corporation adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items.

These changes were made to support a longer term discipline aligning shareholder interests and pay for performance. In addition, having two bases of measurement for performance is a best practice and common within the Corporation’s peer group.

The performance factor is on a scale, interpolated between the reference points detailed below:

		50%	50%
Performance level achieved	Performance Factor applied at vest date (to # of PSUs eligible to vest)	TSR ranking (against peer companies point over point over two and three years)	ROCIU budget (two and three year averages)
Below threshold	0%	<25th percentile	<Budget -20%
Threshold performance	33.3%	25th percentile	Budget -20%
Target performance	66.6%	50th percentile	Budget
Maximum performance	100%	75th percentile	Budget +20%
Above maximum	100%	>100th percentile	>Budget +20%

Upon vesting, the holder of the PSUs will receive a cash payment equal to the number of PSUs that have vested multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date less withholding taxes.

The PSUs are non-transferable and, other than in the case of disability or death, terminate immediately upon the executive officer’s or eligible employee’s termination with or without cause and upon voluntary resignation. Upon termination, all PSUs held and all rights to receive a cash amount thereafter are forfeited by the grantee. In the event of disability, the PSUs held by the grantee will generally continue to vest in accordance with their terms. However, in accordance with the PSU Plan and for the purpose of having it exempt under section 409(A) of the U.S. Internal Revenue Code as it relates to deferred compensation, all PSUs held by U.S. grantees and all rights to receive a cash amount thereafter are forfeited by the U.S. grantee in the event of disability, with the Corporation maintaining the discretion to re-instate the award upon the grantee’s return to work prior to the vesting date of the award. In the event of death, a portion of unvested PSUs held by the grantee shall vest effective the date of death determined in accordance with the terms of the PSU Plan and based on the number of months of service provided by the grantee since the grant date of the applicable PSUs.

Granting Process for Share-based and Option-based Awards

In determining the size of individual stock option and PSU grants, the Compensation Committee considers the recommendations of the President & Chief Executive Officer, other than with respect to any stock options and PSUs to be granted to him, and considers the aggregate number of Common Shares available under the Option Plan and the number of individuals to whom the Corporation wishes to grant stock options and PSUs. The Compensation Committee also considers the range of potential compensation levels that may be yielded by the stock options and PSUs. The Compensation Committee reserves the discretion to consider any factors it considers relevant, including, but not limited to, any previous grants to an executive officer or eligible employee, and to give all factors considered the relative weight it considers appropriate under the circumstances then prevailing, in reaching its determination regarding the size and timing of stock option and PSU grants. Stock option and PSU grants to existing eligible employees are made on an annual pre-determined date. Similarly, stock option and PSU grants to newly hired employees and those employees receiving job promotions are made on pre-determined dates during the calendar year.

The Compensation Committee approves the maximum number of stock options and PSUs to be granted for the year, along with the specific stock option and PSU grants for the President & Chief Executive Officer and the other executive officers. The allocation of stock options and PSUs for the annual grant, based on employee level, are approved through the delegation given by the Compensation Committee. With respect to stock options, the exercise price is calculated as the five day weighted average trading price prior to the date of the grant, as provided for in the Option Plan.

Perquisites and Benefit Plans

Along with all other employees, the executive officers participate in the benefit plans provided by the Corporation. There are no special supplemental pension or benefit plans in place for any of the executive officers. The Corporation has a 5% savings plan for all employees, including the executive officers. Commencing in 2012 employees, including executive officers, may direct all or a portion of their contribution to the savings plan to be used to purchase Common Shares in the market. The executive officers also receive a monthly vehicle allowance and paid parking. The Compensation Committee believes that the Corporation’s perquisites and benefit plans are reasonable and consistent with the Compensation Program.

Compensation of the President & Chief Executive Officer

The compensation of Mr. Ghosh, the President & Chief Executive Officer, is determined by the Compensation Committee and is based on the achievement of specific corporate and personal performance related objectives, such as:

•	the formulation and execution of a corporate strategy which achieves sustained, profitable growth;

•	a continued commitment to operational integrity which translates into conducting all activities safely and reliably;

•	to ensure a robust management succession plan is in place; and

•	to identify significant risks to the Corporation’s businesses and ensure mitigation strategies are established.

For 2013, the Compensation Committee considered the following metrics in assessing the performance of the President & Chief Executive Officer:

•	the total recordable incident rate of 0.9, met target;

•	the 8.7% return on capital employed(1) exceeded target;

•	the 12.6% return on capital in use(2), exceeded target;

•	cash flow from operations(3) of $5,222 million was achieved, exceeding target;

•	net operating earnings of $2,033(4), exceeding target;

•	total net earnings of $1,829 million was achieved, slightly below target;

•	upstream production of 312 mboe per day, within guidance;

•	excluding economic revisions, reserve replacement(5) was 166% for 2013 and averaged 153% over the last two years. This exceeded the 140% 5 year target average; and

•	the significant exploration success offshore Canada’s east coast in the Flemish Pass, including Bay Du Nord, Harpoon and Mizzen.

NOTES:

(1)	The term “return on capital employed” (ROCE) measures the return earned on long-term capital sources such as long-term liabilities and shareholder equity. ROCE is presented in the Corporation’s financial reports as an additional non-GAAP measure used to assist management in analyzing shareholder value. ROCE equals net earnings plus after-tax finance expense and before impairment charge divided by the two-year average of long-term debt including long-term debt due within one year plus total shareholders’ equity. The Corporation’s determination of ROCE does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

(2)	The term “return on capital in use” (ROCIU) is a measure used by the Company to gauge the capital productivity of assets currently in production. ROCIU is presented in the Corporation’s financial reports as an additional non-GAAP measure used to assist in analyzing shareholder value and return on capital. ROCIU equals net earnings plus after tax interest expense and before impairment charge divided by; the two-year average capital employed, less any capital invested in assets that are not in use. The Corporation’s determination of ROCIU does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

(3)	The Corporation uses the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of the Corporation’s financial performance. Cash flow from operations is presented in the Corporation’s financial reports as an additional non-GAAP measure used to assist management and investors in analyzing operating performance by business in the stated period. The Corporation’s determination of cash flow from operations does not have any standardized meaning prescribed by IFRS and therefore may not be comparable to that reported by other issuers. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation, amortization, and impairment, exploration and evaluation expenses, deferred income taxes, foreign exchange, stock-based compensation, loss or gain on sale of assets, and other non-cash items.

The following table shows the reconciliation of cash flow from operations to cash flow – operating activities for the years ended December 31:

($ millions)		2013	2012
Non-GAAP	Cash flow from operations	5,222	5,010

	Settlement of asset retirement obligations	(142)	(123)

	Income taxes paid	(433)	(575)

	Interest received	19	34

	Change in non-cash working capital	(21)	843

GAAP	Cash flow – operating activities	4,645	5,189

(4)	The Corporation uses the term “net operating earnings” which should not be considered an alternative to, or more meaningful than “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of the Corporation’s financial performance. Net operating earnings is presented in the Corporation’s financial reports as an additional non-GAAP measure used to assist in analyzing shareholder value. Net operating earnings is a complementary measure used in assessing Husky’s financial performance through providing comparability between periods. Net operating earnings is determined as net earnings excluding extraordinary and non-recurring items such as impairment charges not considered indicative of the Corporation’s ongoing financial performance. The Corporation’s determination of net operating earnings does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

($ millions)		2013	2012
Non-GAAP	Net operating earnings	2,033	2,022

	Impairment of property, plant and equipment, net of tax	(204)	—

GAAP	Net earnings	1,829	2,022

(5)	The 2013 reserve replacement ratio was determined by taking the Corporation’s 2013 incremental proved reserves additions divided by 2013 upstream gross production.

Mr. Ghosh’s compensation package contains significant pay at risk with base salary comprising less than 25% of his total compensation. According to the review completed by Towers Watson, Mr. Ghosh’s total direct compensation and benefits in 2013 were below the 50th percentile of the peer group.

Total Cost of Compensation

During the financial year ended December 31, 2013, the aggregate compensation amount in 2013 for the Named Executive Officers, as set out in the table on page 34, was $17,843,120 which is equal to 0.98% of the Corporation’s net earnings for its recently completed financial year.

Compensation Governance

The policies and practices adopted by the Board of Directors to determine the compensation of the Corporation’s directors and executive officers are described under “Compensation Discussion and Analysis” and “Business of the Meeting – Election of Directors – Director Compensation”, respectively.

The Compensation Committee is comprised of two independent directors (being Mr. Glynn and Mrs. Kwok) and two non-independent directors (being Messrs. Fok and Sixt). The two non-independent directors are not part of management but rather have been categorized as non-independent because they are executive officers of affiliates of the Corporation’s principal shareholders. The Board of Directors does not believe that the two non-independent directors in any way compromise the objective process for determining the compensation of the President & Chief Executive Officer, the executive officers or the general compensation programs for the Corporation.

All members of the Compensation Committee have the skills and experience to fulfill their responsibilities and to make decisions on the suitability of the Corporation’s compensation policies and practices. They have developed skills and experience in making executive compensation decisions through leadership positions within large organizations and through serving on compensation committees of other large publicly traded companies. Their collective experience in handling executive compensation matters is broad in nature and includes experience within a diverse range of industries.

As set out in the Compensation Committee’s Mandate, the duties and responsibilities of the Compensation Committee are as follows:

1.	establish industry benchmarks and comparables for the Corporation’s approach to compensation and to determine the salary and benefits of the President & Chief Executive Officer, subject to the terms of any existing contractual arrangements;

2.	after considering the recommendation of the President & Chief Executive Officer, determine:

(a)	the general compensation structure and policies and programs for the Corporation; and

(b)	the salary and benefit levels for all other executive officers;

3.	review the Corporation’s long-term incentive plans (including any stock grant, stock option, equity linked or similar plan) and establish, modify or discontinue such plans, from time to time, as it judges appropriate, and to approve any issuance or allocation under such plans in relation to any period and the terms thereof;

4.	review and make recommendations to the Board of Directors on issues that arise in relation to any employment contracts in force from time to time;

5.	review the employee benefit programs;

6.	review and approve severance arrangements for executive officers;

7.	review the executive compensation disclosure in the management information circular for the annual meeting;

8.	review and report annually to the Board of Directors on the effectiveness from a corporate governance point of view, of the succession planning processes of the Corporation;

9.	review and monitor the overall employment environment of the Corporation, looking both internally and externally;

10.	carry out such other responsibilities as the Board of Directors may from time to time set forth; and

11.	advise and report to the Co-Chairs of the Board and the Board of Directors, relative to the duties and responsibilities set out above, from time to time, and in such detail as is reasonably appropriate.

Executive Compensation External Consultant Fees

The Corporation continued its engagement of Towers Watson to assist in determining the 2013 compensation for the Corporation’s directors and executive officers. The Compensation Committee reviewed the reports of Towers Watson in making its decision on base salaries for the Corporation’s executive officers.

The following table provides information about the fees billed to the Corporation for services rendered by Towers Watson during the fiscal years indicated.

	2013	2012

Executive Compensation-Related Fees	$199,013	$316,417

All Other Fees	$1,552,200	$987,868

Executive Compensation-Related Fees consist of fees for services related to determining compensation for any of the Corporation’s directors and executive officers. All Other Fees consist of fees for all other services that may have been provided by Towers Watson that are not included under Executive Compensation-Related Fees and include services related to the review of the Corporation’s long-term incentive plans, compilation of compensation market data, comparator peer group development, and the administrative and actuarial services related to the Corporation’s pension and benefits plans and other general management consulting services.

Performance Graph

The following performance graph compares the Corporation’s cumulative total shareholder return on Common Shares over the period from December 31, 2008 to December 31, 2013, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative total shareholder return on the S&P/TSX Composite Index and on the S&P/TSX Energy Index.

	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013
Husky	100	102.03	94.03	91.09	114.23	136.46
S&P/TSX Composite Index	100	130.69	149.57	133.02	138.34	151.56
S&P/TSX Energy Index	100	134.97	148.47	130.24	125.51	137.89

For the period from December 31, 2012 to December 31, 2013, assuming a $100 initial investment and the reinvestment of all dividends, the Corporation’s cumulative total shareholder return on Common Shares was $119.45, as compared to $109.55 for the S&P/TSX Composite Index and $109.86 for the S&P/TSX Energy Index.

The Corporation’s executive officers receive long-term incentives as part of their compensation. The actual value received from long-term incentives by individual executive officers is proportional to any increase (or decrease) in the Common Share price. See “Compensation Discussion and Analysis – Elements of Compensation – Long-term Incentive Compensation”. In reviewing individual executive officer compensation reported in the Summary Compensation Table there is a general correlation between Common Share price performance and the total compensation received by the executive officers for the three year period disclosed in the Summary Compensation Table.

Summary Compensation Table

The following table details compensation information for the three most recently completed financial years of the Corporation ended December 31, 2013 for the Corporation’s President & Chief Executive Officer, Asim Ghosh; the Corporation’s Chief Financial Officer, Alister Cowan; Chief Operating Officer, Robert J. Peabody; Chief Operating Officer, Asia Pacific, Robert M. Hinkel; and Senior Vice President, Downstream, Robert I. Baird (collectively, the Named Executive Officers).

Name and principal position	Year	Salary $	Share- based Awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)(4)	All other compensation ($)(5)		Total compensation ($)
					Annual incentive plans(3)	Long- term incentive plans
Asim Ghosh(6)	2013	1,642,250	3,035,216	804,174	2,441,000	—	147,803	122,046		8,192,488
President & Chief	2012	1,588,500	2,414,653	1,181,889	2,370,000	—	142,965	158,632		7,856,639
Executive Officer	2011	1,459,625	832,806	1,538,385	2,300,000	—	131,366	131,657	(7)	6,393,839

Alister Cowan	2013	539,500	930,731	603,129	450,000	—	35,418	59,036		2,617,814
Chief Financial	2012	501,250	765,207	590,945	490,000	—	25,062	68,883		2,441,347
Officer	2011	435,000	647,738	769,193	527,675	—	21,750	51,236		2,452,592

Robert J. Peabody	2013	818,000	1,133,940	656,467	790,000	—	57,260	73,173		3,528,840
Chief Operating	2012	792,500	1,020,276	590,945	880,000	—	55,475	85,726		3,424,922
Officer	2011	762,500	647,738	769,193	843,550	—	52,142	64,085		3,139,208

Robert M. Hinkel(7)	2013	477,881	535,480	309,988	267,778	—	23,714	183,764		1,798,604
Chief Operating	2012	445,000	382,604	256,076	350,000	—	22,250	175,090		1,631,020
Officer, Asia Pacific	2011	425,270	290,284	381,175	393,955	—	21,263	105,617		1,617,564

Robert I. Baird	2013	448,500	535,480	309,988	330,000	—	26,783	54,622		1,705,374
Senior Vice President,	2012	411,500	382,604	256,076	350,000	—	20,575	62,688		1,483,443
Downstream	2011	391,000	277,602	333,317	317,000	—	19,550	56,746		1,395,215

NOTES:

(1)	The accounting grant date fair value of performance share units granted but not vested is based on the number of performance share units multiplied by a valuation ratio of 0.67 and the trading price of the Corporation’s Common Shares on the TSX on the grant date of the performance share units. The Corporation uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.
(2)	The Corporation has calculated the accounting grant date fair value of the options granted to Named Executive Officers using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most commonly used methodology of valuing options. The Black-Scholes assumptions used by the Corporation were:

Assumptions	2011	2012	2013
Initial expected useful life	1.7 years (based on option vest date)	1.8 years (based on option vest date)	1.8 years (based on option vest date)
Expected annual dividend	$1.20 per share	$1.20 per share	$1.20 per share

Assumptions	2011	2012	2013
Volatility	33.1% – 37.3% (range from August grant to May grant)	24.1% – 35.3% (range within tranches of March grant )	22.4% – 32.8% (range within tranches of March grant )
Risk-free interest rate	1.71% – 2.46% (range within tranches of February grant)	1.85% – 2.34% (range within tranches of March grant)	1.15% – 1.39% (range within tranches of March grant)

(3)	The bonuses disclosed in the table for each year were earned in respect of performance for that year and are paid in the following year.
(4)	Represents contributions the Corporation has made on behalf of the Named Executive Officers to the Pension Alternatives Program which provides the option of a Defined Contribution Pension Plan, a Group RRSP and taxable cash. Mr. Cowan participates in the Corporation’s Defined Contribution Pension Plan. The rest of the Named Executive Officers participate in the Corporation’s Group RRSP and/or receive taxable cash.
(5)	Includes executive officer perquisites (parking, vehicle allowances), unused vacation payouts, and employer contributions to Corporation sponsored benefits and savings plan programs, with the exception of the Pension Alternatives Program which is shown under the column Pension value. The items included in the column “All other compensation” are paid in cash or are a taxable benefit to the Named Executive Officers and therefore the amounts shown are cash costs to the Corporation. Other than as indicated, the Named Executive Officers did not receive any perquisites, including property or personal benefits not generally available to all employees, that in aggregate were worth $50,000 or more, or were worth 10% or more of the Named Executive Officer’s total salary for the financial year.
(6)	Includes $28,333 received in 2011 for services as a director. Effective April 27, 2011, Mr. Ghosh no longer receives director fees.
(7)	All figures for Mr. Hinkel were converted to Canadian dollars using the Bank of Canada annual average exchange rate for the applicable year. For 2011 the exchange rate was $0.989. For the annual average for 2012, the Canadian dollar was at par, and for 2013 the exchange rate was $1.029915.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2013 held by the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of performance share units that have not vested (#)(2)	Market or payout value of performance share units that have not vested ($)(3)	Market or payout value of vested performance share units not paid out or distributed ($)

Asim Ghosh	300,000 300,000 200,000	29.06 25.51 31.52	May 4, 2016 March 29, 2017 March 7, 2018	1,392,000 2,457,000 436,000	315,750	10,640,775	—

Alister Cowan	150,000 150,000 150,000 150,000	28.19 29.06 25.51 31.52	May 5, 2015 May 4, 2016 March 29, 2017 March 7, 2018	826,500 696,000 1,228,500 327,000	111,000	3,740,700	—

Robert J. Peabody	150,000 150,000 150,000 163,265	28.19 29.06 25.51 31.52	May 5, 2015 May 4, 2016 March 29, 2017 March 7, 2018	826,500 696,000 1,228,500 355,918	135,825	4,577,303	—

Robert M. Hinkel	65,000 65,000 77,095	28.96 25.51 31.52	Feb 23, 2016 March 29, 2017 March 7, 2018	308,100 532,350 168,067	57,390	1,934,043	—

Robert I. Baird	65,000 65,000 65,000 77,095	28.19 29.06 25.51 31.52	May 5, 2015 May 4, 2016 March 29, 2017 March 7, 2018	358,150 301,600 532,350 168,067	57,390	1,934,043	—

NOTES:

(1)	Calculated by subtracting the exercise price of the stock option from the closing price of the Common Shares on the TSX on December 31, 2013 ($33.70) and multiplying the amount by the number of Common Shares issuable upon exercise of the options.
(2)	Represents the aggregate number of PSUs held as of December 31, 2013.

(3)	The market or payout value of PSUs that have not vested was determined by multiplying the number of unvested PSUs by the closing price of the Common Shares on the TSX on December 31, 2013 ($33.70). In accordance with the terms of the PSU Plan, actual market or payout value would be equal to the number of vested PSUs multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of incentive plan awards held by the Named Executive Officers that vested during the Corporation’s most recently completed financial year.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)
Asim Ghosh	382,000	521,460	2,441,000

Alister Cowan	277,500	1,013,950	450,000

Robert J. Peabody	277,500	1,013,950	790,000

Robert M. Hinkel	120,248	183,540	267,778

Robert I. Baird	120,248	434,550	330,000

NOTES:

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the difference between the closing market price of the Common Shares on the TSX on the vesting date and the exercise price of the options held. Where the vesting date is a weekend or a holiday the most recent closing market price immediately prior to the vest date is used.
(2)	Amounts shown are actual payments of vested PSUs calculated by multiplying the number of units granted by the applicable performance vesting factor by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the applicable vesting date.
(3)	Amounts shown are corporate bonus payments related to the 2013 performance year. The figure shown for Mr. Hinkel was converted to Canadian dollars using the Bank of Canada 2013 annual average exchange rate of $1.029915.

Options Exercised during the Year

No stock options were exercised by the Named Executive Officers during 2013.

Pension Alternatives Program

The Named Executive Officers participate in a Corporation sponsored pension alternatives program made available to all employees that provides employees with the flexibility to control their own retirement savings. Under this plan, the Corporation contributes a percentage of an employee’s base pay each month, and the employee decides where to direct these contributions and how to invest the funds. Employees have the option to direct some or all of the contributions to one or a combination of: (i) a defined contribution pension plan; (ii) a group retirement savings plan; and (iii) taxable cash, if employees want to invest the contributions elsewhere. The contributions made on behalf of employees vary with years of continuous service with the Corporation ranging from 5% to 9% of base salary.

Where applicable, the following table sets forth information in respect of the Corporation’s defined contribution pension plan payments on behalf of the Named Executive Officers for the Corporation’s most recently completed financial year. Only one elected to participate in the Corporation’s defined contribution pension plan. The rest of the Named Executive Officers participate in the Corporation’s group retirement savings plan and/or receive taxable cash.

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Accumulated value at year end ($)(2)
Asim Ghosh	—	—	—

Alister Cowan	116,031	24,270	166,444

Robert J. Peabody	—	—	—

Robert M. Hinkel	—	—	—

Robert I. Baird	—	—	—

NOTES:

(1)	Represents employer contributions.
(2)	Includes investment earnings in 2013.

Employment Agreements

All of the Named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation’s principal operating subsidiary.

The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer will be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive Officer’s base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation’s option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer’s base annual salary. In addition, pursuant to the Option Plan the Board of Directors has the authority to accelerate the vesting of all outstanding options held by the Named Executive Officers.

The total amount that would be payable under the Executive Employment Agreement to each of the Named Executive Officers as at December 31, 2013, assuming a cash payment in lieu of continued benefit coverage, no accrued and unpaid vacation pay and no acceleration of the vesting of unvested options, is set out in the following table.

Name	Salary Related ($)	Benefits Related ($)	Total ($)
Asim Ghosh	3,310,000	496,500	3,806,500

Alister Cowan	1,092,000	163,800	1,255,800

Robert J. Peabody	1,648,000	247,200	1,895,100

Robert M. Hinkel(1)	955,761	143,364	1,099,125

Robert I. Baird	926,000	138,900	1,064,900

NOTE:

(1)	Mr. Hinkel is paid in United States dollars. His salary and benefits were converted to Canadian dollars using the Bank of Canada 2013 annual average exchange rate. For the annual average for 2013, the Canadian dollar was at $1.029915.

In the event a Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation’s option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive Officers have agreed that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as at December 31, 2013 with respect to the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	28,938,098	$28.19	17,987,365

Equity compensation plans not approved by securityholders	Nil	N/A	N/A

Total	28,938,098	$28.19	17,987,365

The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Option Plan is presently fixed at 84,000,000 which represents approximately 8.54% of the Corporation’s outstanding Common Shares as of February 28, 2014. Options for 6,314,245 Common Shares were granted in 2013, which represents approximately 0.64% of the Corporation’s outstanding Common Shares as at February 28, 2014. A total of 27,513,613 options are outstanding as of February 28, 2014 representing 2.80% of the Corporation’s outstanding Common Shares. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Option Plan, together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Option Plan together with all other previously established or proposed share compensation arrangements, in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be issuable under the Option Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders in aggregate, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) to any one Eligible Person, who is an insider, shall not exceed 1% of the issued and outstanding Common Shares.

The Board of Directors implemented amendment provisions to the Option Plan to allow the Board of Directors at any time and from time to time, in its sole and absolute discretion, subject to any required approval of any regulatory authority or stock exchange, to make any amendments to the Option Plan without shareholder approval, other than amendments which:

(a)	reduce the exercise price or extend the expiry date of options granted to insiders of the Corporation;

(b)	amend the number of Common Shares issuable under the Option Plan;

(c)	add any form of financial assistance by the Corporation for the exercise of any option; or

(d)	change the class of eligible persons to the Option Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

The Option Plan also allows for the expiry date of outstanding stock options to be extended five business days following the lifting of a trading black out period imposed pursuant to the Corporation’s Company Communications, Disclosure and Insider Trading/Reporting Policy where the options expire during the blackout period. In the event stock options expire on a date within five business days after the lifting of a blackout period, the expiry date of the stock options shall be the fifth business day following the lifting of the blackout period.

Reports of Committees

Audit Committee Report

Information in respect of the composition of the Corporation’s Audit Committee, the education and experience of each of the members of the Audit Committee, the Audit Committee’s Mandate, the Audit Committee’s policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2013 is set out under the heading “Audit Committee” in the Corporation’s Annual Information Form dated March 6, 2014.

External Auditor

Audit committees are integral to the audit process and it is the Audit Committee’s responsibility to oversee the work of the external auditor. To fulfill this responsibility, the Audit Committee conducted an annual review of KPMG’s performance and effectiveness considering factors such as the:

(a)	Quality of services provided by KPMG’s engagement team during the audit period.

(b)	Relevant qualifications, experience and geographical reach to serve Husky.

(c)	Quality of communications received from KPMG.

(d)	KPMG’s independence, objectivity and professional skepticism.

In addition, the Audit Committee performed a formal, documented Comprehensive Review of the External Auditor as part of the reappointment process. The Audit Committee assessed KPMG’s performance, having reviewed input from Husky personnel, input from KPMG relating to quality and regulatory inspections, and discussions with the Board. The Audit Committee also considered the institutional familiarity threats created by audit firm tenure, focusing on the Audit Committee’s assessment of the auditor’s objectivity and their application of professional skepticism, the quality of the engagement team the audit firm has provided, including technical and industry expertise and its rotation plan for key partner roles established to mitigate the familiarity threat.

The Audit Committee also:

(a)	Oversaw the annual work of the auditor.

(b)	Reviewed the integrated audit plan and assessed the reasonableness of audit fees.

(c)	Monitored the execution of the integrated audit plan.

(d)	Reviewed and evaluated the external auditor’s findings;

(e)	Pre-approved all engagements with KPMG including non-audit services.

(f)	Received written confirmation from KPMG of its independence and discussed the potential effects of any relationships that may reasonably be thought to bear on independence.

(g)	Met in camera with the auditors at every Audit Committee meeting.

(h)	Conducted an annual and comprehensive assessment of the external auditors.

The Audit Committee concluded that it was satisfied with KPMG’s performance and approved and recommended that the Board of Directors recommend to shareholders the appointment of KPMG as auditor of Husky.

Membership	The Board of Directors appointed the current members of the Audit Committee on May 7, 2013 and appointed William Shurniak to be the Chair of the Committee. The Audit Committee has four members, including the Chair, and each is an independent director.

Mandate	A copy of the Audit Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2013	The Audit Committee held six meetings in 2013 and, among other matters, considered the following:

• Reviewed and discussed (i) the year end 2012 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee, and (ii) the selection and role of the independent reserves auditor.

• Met with the independent reserves auditor and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.

•	Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2012.

•	Approved the 2012 fourth quarter financial statements and Management’s Discussion and Analysis thereon and news release pertaining to the fourth quarter 2012 financial results, pursuant to a delegation from the Board of Directors.

•	Reviewed and approved, and recommended to the Board of Directors for approval, the 2012 Annual Information Form, the Management’s Discussion and Analysis contained in the 2012 Annual Report and the audited consolidated financial statements for the year ended December 31, 2012, together with the auditors’ report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the U.S. Securities and Exchange Commission.

•	Approved and recommended to the Board of Directors the approval of a Form S-8 Registration Statement for filing with the U.S. Securities and Exchange Commission in connection with the continued issuance of stock options to the Corporation’s U.S. employees.

•	Received a management report that no material weaknesses in internal control over financial reporting were identified during the evaluation of control design and testing of operating effectiveness of internal control over financial reporting.

•	Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the three months ended March 31, 2013, for the six months ended June 30, 2013 and the nine months ended September 30, 2013, pursuant to a delegation from the Board of Directors.

•	Reviewed and recommended to the Board of Directors for approval the external auditor’s fees for 2013 and recommended to the Board of Directors the reappointment of KPMG LLP as the Corporation’s external auditors for 2013 and that the shareholders be asked to reappoint KPMG LLP as the Corporation’s external auditors for 2013.

•	Reviewed and approved the external auditors’ engagement letter and audit plan for 2013.

•	Received reports from, and met with, the external auditors to discuss the 2012 annual audit, the results of the audit, their assessment of the Corporation’s accounting and internal control over financial reporting, their Independent Auditors’ Report and their statement on independence from the Corporation (the external auditors attended all meetings and met four times with the Audit Committee separate from management).

•	Received four reports from and met with the Corporation’s internal auditor to discuss business control and compliance audits conducted by internal audit (the internal auditor attended all meetings and met four times with the Audit Committee separate from management).

•	Received reports at each meeting from the Treasurer on the Corporation’s liquidity and capital resources.

•	Received a risk management update in connection with the Corporation’s Enterprise Risk Management process.

•	Reviewed and approved the Internal Audit Plan for 2013.

•	Reviewed and approved the resource evaluation and draft press release in respect of the significant discoveries in Bay du Nord and Mizzen in the Flemish Pass offshore Newfoundland.

•	Received and reviewed a report on the Corporation’s information technology systems.

•	Reviewed the Audit Committee Mandate.

•	Reviewed at each meeting the Audit Committee Charter Checklist.

•	Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

•	Reviewed and recommended to the Board of Directors for approval the renewal of the Corporation’s U.S. $3 billion universal shelf prospectus.

•	Reviewed the Corporation’s insurance coverage.

•	Approved certain audit related and non-audit services provided by the external auditors.

	•	Received from management updates on tax matters and current tax issues affecting the Corporation and on the status of material litigation involving the Corporation.

Meetings - First Quarter 2014	The Audit Committee held two meetings in the first quarter of 2014 and, among other matters, considered the following:
	•	Reviewed and discussed (i) the year end 2013 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee, and (ii) thes election and role of the independent reserves auditor.

	•	Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2013.

	•	Approved the 2013 fourth quarter financial statements and Management’s Discussion and Analysis thereon and news release pertaining to the fourth quarter 2013 financial results, pursuant to a delegation from the Board of Directors.

	•	Reviewed and discussed with management and the external auditors the 2013 Annual Information Form, Management’s Discussion and Analysis contained in the 2013 Annual Report and the audited consolidated financial statements for the year ended December 31, 2013 and recommended approval to the Board of Directors for filing with the Canadian securities regulators and the Form 40-F for filing with the U.S. Securities and Exchange Commission.

Report Presented By:	William Shurniak, Chair Frederick S.H. Ma George C. Magnus Colin S. Russel

Compensation Committee Report

Membership	The Board of Directors appointed the current members of the Compensation Committee on May 7, 2013 and reappointed Canning K.N. Fok to be the Chair of the Committee. The Compensation Committee has four members, including the Chair, and two of the members are independent directors and the other two directors are independent of management.

Mandate	A copy of the Compensation Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2013	The Compensation Committee held two meetings in 2013 and among other matters considered the following:
	•	Reviewed and approved an amendment to the Compensation Committee’s Mandate.

	•	Reviewed and approved the 2013 compensation budget.

	•	Reviewed and discussed with the President & Chief Executive Officer his recommendations for the 2012 bonuses and the 2013 compensation for the Corporation’s executive officers, and approved after consideration of those recommendations the 2012 bonuses and the 2013 executive officer compensation.

	•	Reviewed and endorsed in principle, management recommendations for the structure and components of the Corporation’s annual long term incentive plan.

	•	Reviewed and approved the President & Chief Executive Officer’s objectives for 2013 and determined the 2012 bonus payable to the President & Chief Executive Officer based on the achievement of objectives for 2012 and his compensation for 2013.

	•	Reviewed the Corporation’s succession planning process.

Meetings - First Quarter 2014	The Compensation Committee held one meeting in the first quarter of 2014 and among other matters considered the following:
	•	Reviewed and approved the 2014 compensation budget.
	•	Reviewed with the President & Chief Executive Officer and approved the 2013 bonuses and 2014 salaries for the Corporation’s executive officers.
	•	Reviewed and approved the annual Long Term Incentive Plan Allocation Guidelines.
	•	Without the President & Chief Executive Officer present, reviewed and set the 2013 bonus and 2014 salary for the President & Chief Executive Officer.
	•	Reviewed executive officer succession planning.
	•	Recommended that the Board adopt a clawback policy for implementation in 2014.

Report Presented By:	Canning K.N. Fok, Chair Martin J.G. Glynn Eva L. Kwok Frank J. Sixt

Corporate Governance Committee Report

Membership	The Board of Directors appointed the current members of the Corporate Governance Committee on May 7, 2013 and reappointed Martin J.G. Glynn to be the Chair of the Committee. The Corporate Governance Committee has four members, including the Chair, and each member is an independent director.

Mandate	A copy of the Corporate Governance Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2013	The Corporate Governance Committee held three meetings in 2013 and, among other matters, considered the following:
	•	Reviewed the membership of the Committees of the Board of Directors and the current Committee Chairs, including whether formal guidelines should be developed for regular rotation.

	•	Reviewed and approved the 2013 Management Information Circular, including the Statement of Corporate Governance Practices and the disclosure regarding director independence.

	•	Reviewed and provided input on a revised Company Communication, Disclosure and Insider Trading/Reporting Policy and recommended approval by the Board of Directors.

	•	Reviewed Husky’s approach to Enterprise Risk Management and considered how such enterprise risk was dealt with by the Corporation’s peers.

	•	Reviewed directors’ education activities for 2013, and arranged education sessions.

	•	Reviewed the results of the 2013 Director Assessment Surveys.

	•	Reviewed and considered the Mandates of the Board of Directors and of each of the Committees of the Board of Directors.

	•	Received an overview of recent legal and regulatory developments in both Canada and the U.S. regarding corporate governance.

	•	Reviewed the director skills matrix.

	•	Reviewed the agenda items for the meetings of the Board of Directors to be held in 2014.

	•	Reviewed applicable independence issues relating to the use of Tower Watson as compensation consultants to the Corporation.

	•	Reviewed and considered the position description and expenditure authority levels of the President & Chief Executive Officer.

	•	Reviewed and considered the Investor Relations Report.

	•	Reviewed approach to various related party transactions, and set certain dimensions to review guidelines.

	•	Oversaw the compliance assessment of Husky’s anti-bribery and anti-corruption policies, procedures and systems, as well as the implementation of the resulting recommendations, which is ongoing.

Meetings - First Quarter 2014	The Corporate Governance Committee held one meeting in the first quarter of 2014 and, among other matters, reviewed and recommended to the Board of Directors the approval of the 2014 Management Information Circular, including the Statement of Corporate Governance Practices (which can be found in Schedule “A” of this Circular), including the assessment of director independence.

Report Presented By:	Martin J.G. Glynn, Chair Stephen E. Bradley Eva L. Kwok Wayne E. Shaw

Health, Safety and Environment Committee Report

Membership	The Board of Directors appointed the current members of the Health, Safety and Environment Committee on May 7, 2013 and reappointed Stanley T.L. Kwok as the Chair of the Committee. The Health, Safety and Environment Committee has five members, including the Chair, and four members are independent directors.

Mandate	A copy of the Health, Safety and Environment Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2013	The Health, Safety and Environment Committee held two meetings in 2013 and among other matters considered the following:
	•	Reviewed HS&E Mandate to determine adequacy and if any updates were required.

	•	Reviewed the Husky Operational Integrity Management System priorities for 2013, including the continued operationalization of HOIMS program.

	•	Reviewed 2013 Total Recorded Incident Rate, including comparison with 2012, and program for reducing motor vehicle accidents.

	•	Received a report from management on current health, safety and environment issues and events as well as emerging issues.

	•	Received a report from management on emergency management.

	•	Reviewed 2012 HS&E performance, and 2013 HS&E critical risks identified by Management (including mitigation strategies).

	•	Reviewed the approach being taken as to Husky’s Enterprise Risk Management process, and the most critical health, safety and environment risks to the Corporation.

	•	Reviewed the 2014 HS&E objectives.

	•	Reviewed Pipeline Integrity Management and Spill Response program.

	•	Reviewed Husky’s greenhouse gas emissions.

	•	Attended the Corporation’s annual HS&E Summit.

Report Presented By:	Stanley T.L. Kwok, Chair Frederick S.H. Ma Neil D. McGee Colin S. Russel Wayne E. Shaw

Additional Information

Additional financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for the most recently completed financial year ended December 31, 2013, contained in the Corporation’s Annual Report for the year ended December 31, 2013. Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5 and/or fax (403) 298-7323. Information can also be obtained through the Corporation’s website at www.huskyenergy.com and on SEDAR at www.sedar.com.

Schedule “A”

Statement of Corporate Governance Practices

The Board of Directors of the Corporation (the Board) recognizes that good corporate governance is of fundamental importance to the success of the Corporation. The Corporation’s governance practices are the responsibility of the Board but the Board has delegated some of its responsibilities to develop and monitor the Corporation’s governance practices to the Corporate Governance Committee. The Board has developed corporate governance policies and procedures, which are monitored and reviewed on a continuous basis.

National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101), National Policy 58-201 – Corporate Governance Guidelines (NP 58-201) and National Instrument 52-110 – Audit Committees (NI 52-110) set out the rules regarding corporate governance best practices and rules relating to audit committees, respectively. This Statement of Corporate Governance Practices has been prepared in accordance with Form 58-101F1 and has been approved by the Corporate Governance Committee and the Board. The Board has determined that the Corporation’s governance practices are generally aligned with the practices and guidelines set out in NI 58-101 and NP 58-201.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

NP 58-201 provides that a board of directors should have a majority of independent directors. NI 52-110 provides that an “independent director” is one who has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board, with the assistance of the Corporate Governance Committee and counsel to the Corporation, is responsible for determining whether or not each director is “independent”. To carry out this determination, all relationships with the Corporation, its subsidiaries and affiliates are reviewed. To assist the Board in its determination, all directors complete a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation, its subsidiaries and affiliates, and his or her shareholdings in the Corporation.

Each of Stephen E. Bradley, Martin J.G. Glynn, Eva L. Kwok, Stanley T.L. Kwok, Frederick S.H. Ma, George C. Magnus, Colin S. Russel, Wayne E. Shaw and William Shurniak are independent.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Victor T.K. Li, Canning K.N. Fok, Poh Chan Koh, Neil D. McGee and Frank J. Sixt are not “independent” within the meaning of NI 58-101 because they are either an executive officer of a principal shareholder of the Corporation or of an affiliate of the Corporation’s principal shareholders. Asim Ghosh is not independent under NI 58-101 as he is President & Chief Executive Officer of the Corporation.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Of the 15 proposed nominees for election to the Board, 9 are “independent” under NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or foreign jurisdiction, identify both the director and the other issuer.

The other directorships which the Corporation’s directors hold in other reporting issuers, or the equivalent in foreign jurisdictions, are set out at pages 19 and 20 of this Circular.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

During three of the five Board meetings held during 2013 a portion of the meeting was held without management present. In addition, a portion of 11 of 13 Committee meetings in 2013 were held without management present. Although five of the six non-independent directors are not independent under NP 58-201 because, as described above, they are either an executive officer of a principal shareholder of the Corporation or of an affiliate of the Corporation’s principal shareholders, the Board is of the view that those directors exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do. Accordingly, the in-camera sessions of the non-management directors are a forum for open and candid discussions. In addition, the independent directors also met three times in 2013 without management and the non-independent directors being present.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has appointed Co-Chairs of the Board, each of whom is not “independent” under NP 58-201 as each is an executive officer of affiliates of the Corporation’s principal shareholders. Although not independent under NP 58-201, the Board is of the view that the Co-Chairs exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do.

Similarly, the Board has not appointed a lead director to date. The roles of the Co-Chairs of the Board and the Chief Executive Officer are separated. In addition, the Board has a Corporate Governance Committee which is comprised of four independent directors. The Corporate Governance Committee has a broad mandate, and has a strong role in governance matters, including the review of related party transactions within previously established guidelines. It also reviews the agenda items for meetings of the Board of Directors to be held in the ensuing year and reviews and oversees implementation of concerns raised by the independent directors.

The principal responsibilities of the Co-Chairs include overseeing the Board’s effectiveness and efficiency, the general management of the Board and its processes, the maintenance of the Board’s independence from management, and the general administration of the Board’s relationship with the President & Chief Executive Officer and the other executive officers of the Corporation.

The Co-Chairs communicate regularly with Board members and provide feedback to the President & Chief Executive Officer on behalf of the Board and/or individual directors. In addition, the Co-Chairs work with the Corporate Governance Committee, which is composed of independent directors, and the President & Chief Executive Officer and the Corporate Secretary in setting Board meeting schedules and agendas.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table summarizes the meetings of the Board and its Committees held during 2013 and the attendance of the individual directors of the Corporation at such meetings.

2

Meetings of the Board and Committees

Director	Board		Audit	Compensation	Health, Safety and Environment	Corporate Governance
Victor T.K. Li	4/5	(1)

Canning K.N. Fok	5/5			2/2

Stephen E. Bradley	4/5	(1)				3/3

Asim Ghosh	5/5

Martin J.G. Glynn	5/5			2/2		3/3

Poh Chan Koh	5/5

Eva L. Kwok	5/5			2/2		3/3

Stanley T.L. Kwok	5/5				2/2

Frederick S.H. Ma	4/5	(1)	5/5		2/2

George C. Magnus	5/5		5/5

Neil D. McGee	5/5				2/2

Colin S. Russel	5/5		5/5		2/2

Wayne E. Shaw	5/5				2/2	3/3

William Shurniak	5/5		5/5

Frank J. Sixt	5/5			2/2

NOTE:

(1)	Due to schedule conflicts, each of Messrs. Li, Bradley and Ma were unable to attend one meeting of the Board. Directors unable to attend a meeting are provided in advance with all materials in respect of the business to be considered. Prior to the meeting he was unable to attend, Mr. Li communicated his views on the matters to be addressed to Mr. Fok, the Co-Chairman.

2.	Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board’s Mandate, setting out its duties and responsibilities, is attached to this Schedule “A” as Appendix “1”. The Board, as a whole, regularly reviews its Mandate.

The Board is responsible for the annual review and approval of the Corporation’s strategic plan. The Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management is required to seek the Board’s approval for any transaction that would have a significant impact on the Corporation’s strategic plan. In addition, the Board holds an annual session on strategic planning in November of each year. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. In November 2013, the Board considered the following:

•	comparison of the Corporation’s actual performance to its target ranges on previously set financial and health, safety and environment key performance metrics;

•	the current and expected business environment in the oil and gas industry;

•	evaluation of the progress of the Corporation’s previously set five year business strategies for its foundation businesses and growth pillars;

•	considered the significant and emerging risks related to the Corporation and its operations; and

•	the 2014 Budget and the 2014-2018 Business Plan developed by senior management.

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The Board is responsible for identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to identify and manage such risks. The Audit Committee, Compensation Committee, Corporate Governance Committee and Health, Safety and Environment Committee report to the Board in respect of their respective areas of oversight. In 2012 the Corporation’s Corporate Risk Management group developed an Enterprise Risk Management (ERM) framework and policy which was endorsed by Senior Management, setting a consistent risk assessment and reporting process across the Corporation. With ERM, the Corporation is able to provide greater certainty that risks are well managed, resulting in increased confidence amongst the communities in which it operates, as well as the Corporation’s shareholders, customers and suppliers. The Corporate Risk Management group also initiated a major review of the Corporation’s risks and mitigation activities, which will continue into 2014. In 2013 the Audit Committee received an ERM update each quarter; the Compensation Committee considered risk mitigation in relation to the Corporation’s executive officers; the Corporate Governance Committee reviewed the governance of the Corporation’s ERM; the Health, Safety and Environment Committee received an ERM update at each of its meetings; and in November 2013 the Board received and considered an annual ERM update.

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such person.

The Board has adopted written Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee. The Duties and Responsibilities provide that the Co-Chairs act as chief administrative officers of the Board and have the responsibilities described above under Section 1(f) of this Schedule “A”.

The Duties and Responsibilities of the Co-Chairs and the Chair of each Board Committee are reviewed regularly by the Corporate Governance Committee.

The Duties and Responsibilities of the Chair of each Board Committee provide that the Chair is responsible for ensuring that the written mandate of the Committee for which he or she serves as Chair is adhered to and that the objectives of each Committee are accomplished.

Copies of the Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee can be found on the Corporation’s website at www.huskyenergy.com.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has adopted Duties and Responsibilities for the President & Chief Executive Officer pursuant to which the Board has delegated to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including the making of all decisions regarding the Corporation’s operations that are not specifically reserved to the Board under the Board’s Mandate. The President & Chief Executive Officer is responsible for meeting the annual corporate objectives of the Corporation which are consistent with the Corporation’s overall strategic plan and budget. The Board has also approved the President & Chief Executive Officer’s specific discretionary authority.

The Duties and Responsibilities of the President & Chief Executive Officer are reviewed annually.

A copy of the Duties and Responsibilities for the President & Chief Executive Officer can be found on the Corporation’s website at www.huskyenergy.com.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporation has established and maintains an orientation program for new directors which includes briefings with senior management, copies of current statutory and operational reports and if desired, site visits to corporate facilities. New directors are provided with substantial reference material pertaining to the Corporation, its strategic focus, financial and operating history, corporate governance practices and corporate vision, the role, duties and responsibilities of the Board, its Committees and the directors and other background information. In addition, all

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directors annually receive a Directors Handbook containing, among other things, the Board’s Mandate, the articles and by-laws of the Corporation, an organization chart of the Corporation and its subsidiaries, corporate fact sheets, strategic plan, list of Committees and Committee Mandates and various corporate policies.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Information sessions for all directors are held regularly on topics relating to significant aspects of the Corporation’s business and operations, including the legal, regulatory and industry requirements and environment in which the Corporation operates. In 2013, presentations on oil and gas resource plays and on heavy crude oil thermal development were provided. The Corporate Governance Committee reviews information on governance and legal topics that may be of interest to directors and, if appropriate, invites external experts to make presentations to the Board on specified subjects. In addition, to foster the Board’s continuing familiarity with corporate matters on an ongoing basis, senior officers of the Corporation attend portions of Board meetings to report on their respective business activities. Specific management presentations and updates during 2013 included:

•	quarterly presentations of financial and operations;

•	crude oil market access options;

•	the Corporation’s investor relations program;

•	the Corporation’s Toledo feedstock optimization project;

•	the Corporation’s West White Rose project;

•	the Corporation’s Madura Strait BD Field project;

•	the Corporation’s heavy crude oil thermal projects;

•	the Corporation’s Lima Refinery crude oil flexibility project; and

•	the Corporation’s Ansell project.

The Corporation also annually holds an Investors Day presentation and an HSE Summit, which some of the directors attend. In addition, directors may participate in site visits to the Corporation’s major facilities, from time to time.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has a Code of Business Conduct (the “Code”) that is applicable to all directors, officers and employees of the Corporation. A copy of the Code can be found on the Corporation’s website at www.huskyenergy.com and at www.sedar.com. Pursuant to the Code, among other things, management is expected to manage the Corporation (and the Board is expected to oversee management) in a manner that enhances shareholder value, consistent with the highest level of integrity and with the law.

In addition, in 2012 the Corporation launched a new Ethics Help Line, a reporting mechanism that provides an avenue for employees and external stakeholders to anonymously report potential breaches of the Code. Reports may be filed in two ways: by calling a toll-free telephone number, or online through a web-based reporting system. Reports deemed to

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require investigation will be investigated by the Help Line Investigations Committee, which is comprised of representatives from legal, corporate security, human resources, health, safety and environment, and internal audit.

The Board, through the Audit Committee, monitors compliance with the Code by reviewing with management, internal audit and the external auditors the methods used to establish and monitor the Corporation’s policies with respect to unethical or illegal activities by the Corporation’s employees that may have a material impact on the financial statements or other reporting of the Corporation. The Audit Committee is responsible, if required, for granting compliance waivers to directors and officers. No such waivers were requested by or granted to any directors or officers in 2013.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

As part of its Mandate, the Corporate Governance Committee reviews related party transactions within previously established guidelines. Accordingly, any transactions or agreements in respect of which a related party has a material interest are dealt with by the Corporate Governance Committee. The Corporate Governance Committee reviews such transactions or agreements to ensure they reflect market practice and commercial arm’s length terms, and are in the best interests of the Corporation. The Corporate Governance Committee has the ability to, and has exercised its ability to, retain independent counsel to advise on, and independent advisors to provide fairness opinions on, proposed related party transactions. Any recommendations or advice pertaining to a specific matter is then communicated to the Co-Chairs and the Board. For those related party transactions of an ongoing nature, management provides the Corporate Governance Committee with annual updates.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board’s responsibilities are governed by (i) the Business Corporations Act (Alberta), (ii) the Corporation’s articles and by-laws, (iii) the Board Mandate, (iv) the Corporation’s Code of Business Conduct, (v) the Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy, (vii) the Terms of Reference of each of the Board Committees, and (vii) other corporate policies and applicable laws.

The Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy governs the conduct of all directors, officers and employees pertaining to the disclosure of material information about the business and affairs of the Corporation and the trading in the Corporation’s securities.

Information regarding the Ethics Help Line and a copy of the Company Communications Disclosure and Insider Trading/Reporting Policy can be found on the Corporation’s website at www.huskyenergy.com.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Board has constituted a Corporate Governance Committee which is responsible for periodically reviewing the composition and the criteria regarding the composition of the Board and its Committees. New nominees to the Board are reviewed by the Corporate Governance Committee and the Co-Chairs and, thereafter are presented to the full Board for approval. As part of this process the Corporate Governance Committee consults with the Co-Chairs and has available a skills matrix based on broad criteria regarding qualifications of candidates for Board membership, such as background, business, board and international experience, technical skills (financial, legal, human resources, executive compensation).

A copy of the Mandate of the Corporate Governance Committee describing the Committee’s director nomination mandate can be found on the Corporation’s website at www.huskyenergy.com.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a separate nominating committee as this function is performed by the Board’s Corporate Governance Committee. All of the members of the Corporate Governance Committee are independent directors.

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7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See the discussion under “Executive Compensation – Compensation Discussion and Analysis” on pages 24 to 32 of this Circular, which is incorporated by reference herein.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors and officers, describe what steps the board takes to ensure an objective process for determining such compensation.

See the discussion under “Executive Compensation – Compensation Governance” on pages 32 to 33 of this Circular, which is incorporated by reference herein.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

See the discussion under “Executive Compensation – Compensation Governance” on pages 32 to 33 of this Circular, which is incorporated by reference herein.

(d)	If a compensation committee consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining the compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.

See the discussion under “Executive Compensation – Compensation Governance” on pages 32 to 33 of this Circular, which is incorporated by reference herein.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Compensation Committee and the Corporate Governance Committee, the Corporation has a Health, Safety and Environment Committee.

The Mandate of the Health, Safety and Environment Committee is to:

1.	review, on a periodic basis, the Corporation’s HS&E policy, management systems and programs and any significant policy contraventions;

2.	review, on a periodic basis, the Corporation’s HS&E audit program and significant findings resulting from the program;

3.	review, on a periodic basis, compliance with governmental orders, conduct of litigation and other proceedings relating to HS&E matters;

4.	review, on a periodic basis, actions and initiatives undertaken to mitigate HS&E risk and/or HS&E matters having the potential to affect the Corporation’s activities, plans, strategies or reputation;

5.	conduct a periodic review of the Corporation’s environmental remediation program;

6.	monitor, on a periodic basis, the relationship with regulatory authorities and others outside the Corporation (including joint venture partners, neighbouring property owners, stakeholders and shareholders) on HS&E issues;

7.	carry out such other responsibilities as the Board may, from time to time, set forth; and

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8.	advise and report to the Co-Chairs of the Board and the Board, relative to the duties and responsibilities set out above, from time to time, in such detail as is responsibly appropriate.

For further information concerning the Corporation’s community engagement and environmental initiatives please refer to the Corporation’s Community Report for 2012, available on the Corporation’s website at http://www.huskyenergy.com/downloads/abouthusky/publications/sustainabledevelopment/CommunityReport2012/index.php

The members of each Committee and the attendance record at Committee meetings is disclosed on page 3 of this Schedule “A”.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The assessment of Board effectiveness is carried on through a formal process involving the completion of annual surveys by all of the directors and an informal process of engagement and dialogue between the Co-Chairs and the individual directors. The responses to the annual assessment surveys are reviewed by the Corporate Governance Committee and the Co-Chairs, discussed with the directors, as required, and lodged for the record with the Corporate Secretary.

An informal process of assessing the performance of Board Committees and individual directors is conducted by way of engagement and dialogue between the Co-Chairs, the Board Committee Chairs and individual directors.

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Appendix 1

Husky Energy Inc.

Board of Directors Mandate

A.	STEWARDSHIP RESPONSIBILITY

Subject to the Articles and By-laws of Husky Energy Inc. (the “Corporation”) and applicable laws, the Board of Directors of the Corporation (the “Board”) has stewardship responsibilities to:

1.	oversee the conduct of the business of the Corporation;

2.	provide supervising leadership and direction to the President & Chief Executive Officer and senior management of the Corporation;

3.	assess the President & Chief Executive Officer’s performance;

4.	approve policies appropriate for the business of the Corporation;

5.	approve corporate strategies and goals of the Corporation; and

6.	be accountable to the Corporation’s shareholders to establish procedures for good governance and to enhance shareholder value.

The day to day management of the business and affairs of the Corporation is delegated by the Board to the President & Chief Executive Officer. The Board will give direction and guidance, through the President & Chief Executive Officer, to senior management for achievement of corporate objectives, define senior management limitations, and monitor performance against those objectives and senior management limitations. The President & Chief Executive Officer is expected to keep senior management informed of the Board’s evaluation of the senior management in achieving and complying with established corporate objectives.

B.	COMPOSITION OF BOARD OF DIRECTORS, COMMITTEES AND SENIOR MANAGEMENT

The Board will:

1.	before each annual general meeting, recommend nominees to the shareholders for election as directors for the ensuing year;

2.	immediately following each annual general meeting:

(i)	appoint the Audit Committee, Compensation Committee, Corporate Governance Committee, Health, Safety and Environment Committee and such other committees as may be deemed appropriate from time to time, and appoint the chair as well as membership of each Committee; and

(ii)	elect Co-Chairs of the Board (who will be independent of management) and establish their duties and responsibilities. A principal responsibility of the Co-Chairs of the Board of Directors will be to manage, and act as the chief administrative officers of, the Board of Directors with such duties and responsibilities as the Board may establish from time to time.;

3.	with the advice of the Corporate Governance Committee, approve the mandate of each committee of the Board and the duties and responsibilities of each committee Chair, from time to time;

4.	appoint the President & Chief Executive Officer of the Corporation, who will be a member of the Board; and

5.	on the recommendation of the President & Chief Executive Officer, appoint the senior officers of the Corporation and approve the senior management structure of the Corporation.

C.	MEETINGS

The Board will meet not less than four times during each year and will endeavour to hold one meeting in each quarter. The Board will also meet at any other time at the call of the Co-Chairs of the Board or, subject to the Articles and By-laws of the Corporation, the President & Chief Executive Officer or any director.

Directors may be present at meetings of the Board either in person or by telephone or other communications facilities which permit all persons participating in the meeting to hear each other.

D.	SPECIFIC DUTIES AND RESPONSIBILITIES

The Board will have the specific duties and responsibilities as described below.

1.	Approve annually, monitor and provide guidance on the strategic planning process and long term goals for the Corporation (the President & Chief Executive Officer and senior management will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Corporation).

2.	Establish annual performance objectives against which to measure corporate and senior management performance and, based on the reports from the President & Chief Executive Officer, monitor the success of such corporate and senior management performance.

3.	With advice from the Audit Committee and the Health, Safety and Environment Committee, in respect of their respective areas of oversight, identify the principal risks of the Corporation’s business and use reasonable steps to ensure the implementation of appropriate systems to manage such risks, and in doing so attempt to achieve a proper balance between such risk and the potential return to shareholders.

4.	In regards to the Corporation’s management:

(i)	Delegate to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation’s operations, subject to limitations on such delegation as prescribed in applicable laws and any limitations the Board determines are required in the exercise of the authority delegated to the President & Chief Executive Officer.

(ii)	With advice from the Compensation Committee, establish the duties and responsibilities of the President & Chief Executive Officer and assess and evaluate the performance of the President & Chief Executive Officer against such standards.

(iii)	Approve operational policies within which senior management will operate.

(iv)	Take reasonable steps to ensure the Corporation has management of the highest caliber.

(v)	Take reasonable steps to ensure that the President & Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

(vi)	With advice from the Compensation Committee, satisfy itself that senior management compensation is linked appropriately to corporate performance (responsibility being carried out primarily through the appointment of the President & Chief Executive Officer as the Corporation’s business leader).

(vii)	Keep in place adequate and effective succession plans for the President & Chief Executive Officer and senior management and review such plans on an annual basis.

5.	With advice from the Audit Committee, approve the Corporation’s annual financial plans.

6.	With advice from the Audit Committee, oversee the integrity of the Corporation’s internal controls and management information systems.

7.	Approve the Corporation’s communications policy, monitor the policies and procedures that are in place to provide for effective and timely communication by the Corporation with its shareholders, and with the public generally, including effective means to enable shareholders to communicate with the Board and senior management and to monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Corporation with shareholders, the oil and gas industry, governments and the public generally.

8.	Require that it be kept informed of the Corporation’s major activities and performance and take appropriate action to correct inadequate performance.

9.	Provide for the independent functioning of the Board by putting in place appropriate procedures at such times as is desirable or necessary through:

(i)	the establishment of regular “in camera sessions” without the President & Chief Executive Officer and senior management being present; and

(ii)	the engagement of outside advisers, at the Corporation’s expense.

Effective Date: February 24, 2010